EXHIBIT 2.2

STOCK PURCHASE AGREEMENT
between
BHP BILLITON NEW MEXICO COAL, INC.,
And
WESTMORELAND COAL COMPANY
Dated as of July 1, 2015

Exhibits
Exhibit A    Coal Supply Agreement
Exhibit B    Reclamation Services Agreement
Exhibit C    CCR Disposal Agreement
Exhibit D    UG-CSA Termination and Mutual Release Agreement
Exhibit E    CCBDA Termination and Mutual Release Agreement
Exhibit F    Transition Services Agreement
Exhibit G    Employee Matters Agreement

i

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT, dated as of July 1, 2015, is entered into by BHP Billiton New Mexico Coal, Inc., a Delaware corporation (“Seller”) and Westmoreland Coal Company, a Delaware corporation, (“Purchaser”). Each of Purchaser and Seller are referred to in this Agreement as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Seller owns, directly and of record one hundred percent (100%) of the issued and outstanding shares of San Juan Coal Company, a Delaware corporation ("SJCC") and San Juan Transportation Company, a Delaware corporation ("SJTC" and together with SJCC, collectively, the "Company");
WHEREAS, Purchaser and Public Service Company of New Mexico, a New Mexico corporation (“PNM”), have as of the date hereof entered into the Coal Supply Agreement, the Reclamation Services Agreement and the CCR Disposal Agreement (each as defined herein) to be effective contemporaneous with the Closing (as defined herein);
WHEREAS, Purchaser shall assign to the Company all of its right, title and interest in and to the Coal Supply Agreement, the Reclamation Services Agreement and the CCR Disposal Agreement as of the Closing;
WHEREAS, PNM and Tucson Electric Power Company, an Arizona corporation (collectively, the “Utilities”) and Seller and the Company, have as of the date hereof entered into the UG-CSA Termination and Mutual Release Agreement and the CCBDA Termination and Mutual Release Agreement (each as defined herein) to be effective contemporaneous with the Closing; and
WHEREAS, Seller desires to sell, and Purchaser desires to acquire, directly, one hundred percent (100%) of the Shares, as defined herein, upon the terms and subject to the conditions set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE IDEFINITIONS
1.1    Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
“AAA” shall have the meaning set forth in Section 9.17(e).
“AAA Rules” shall have the meaning set forth in Section 9.17(e).
“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under Common Control with, such specified Person.

“Agreement” shall mean this Stock Purchase Agreement (including the Disclosure Schedule), as amended, modified, supplemented or restated from time to time.
“Arbitration Notice” shall have the meaning set forth in Section 9.17(e)(i).
“Balance Sheet” shall have the meaning set forth in Section 3.5.
“Balance Sheet Date” shall have the meaning set forth in Section 3.5.
“Business” shall mean the mining, processing, and sale of coal produced by the Company from the San Juan Property related operations and associated CCR disposal and reuse, reclamation, and remediation of the San Juan Property.
“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New Mexico.
“CBA” shall have the meaning set forth in Section 3.24(b).
“CCBDA” shall mean the Coal Combustion Byproduct Disposal Agreement, dated as of January 1, 2008 by and between SJCC and the Utilities.
“CCBDA Termination and Mutual Release Agreement” shall have the meaning set forth in Section 6.9
“CCR” shall mean coal combustion residuals as defined in the CCR Disposal Agreement.
“CCR Disposal Agreement” shall mean that certain Coal Combustion Residuals Disposal Agreement dated as of the date hereof by and between Purchaser and PNM, to be effective as of the Closing, attached as Exhibit C hereto.
“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.
“Claimant” shall have the meaning set forth in Section 9.17(e)(i)
“Closing” shall have the meaning set forth in Section 2.2.
“Closing Adjustment” shall have the meaning set forth in Section 2.1(c)(ii).
“Closing Conditions” shall have the meaning set forth in Section 2.2.
“Closing Date” shall have the meaning set forth in Section 2.2.
“Closing Working Capital” shall mean (i) the current assets of the Company (excluding accounts receivable related to amounts due under the UG-CSA and CCBDA, assets related to the San Juan Mine Employees and related employee benefit plans, and the value of the Stockpile Coal) less (ii) the current liabilities of the Company (excluding Liabilities related to the San Juan Mine Employees and related employee benefit plans), in each case, determined as of the Closing Date and in accordance with IFRS applied using the same methodologies, practices, estimation techniques, assumptions, policies and principles used in the preparation of the Balance Sheet.

“Closing Working Capital Statement” shall have the meaning set forth in Section 2.1(d)(i).
“Coal Stockpile Tonnage” shall have the meaning set forth in Section 2.1(e)(i).
“Coal Stockpile Target Tonnage” shall have the meaning set forth in Section 2.1(e)(ii).
“Coal Stockpile Tonnage Excess” shall have the meaning set forth in Section 2.1(e)(ii).
“Coal Stockpile Tonnage Shortfall” shall have the meaning set forth in Section 2.1(e)(ii).
“Coal Supply Agreement” shall mean that certain Coal Supply Agreement for the supply of coal by the Company from the San Juan Property dated as of the date hereof entered into by and between Purchaser and PNM, to be effective as of the Closing, attached as Exhibit A hereto.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” shall mean the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve such a result as expeditiously as is reasonably practicable and that, except as otherwise expressly provided in this Agreement, do not require the performing Party to expend material funds, undertake litigation or the equivalent, or incur material obligations other than expenditures or obligations, which are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to satisfy its obligations hereunder.
“Control” (including the terms “Controlled by” and “under Common Control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract, or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Data Room” shall mean the “Project Pinon” online data room available at http://www.intralinks.com.
“Disclosure Schedule” shall mean the disclosure schedule attached to this Agreement. The Disclosure Schedule has been arranged for purposes of convenience in separately titled sections; however, each section of the Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedule to the extent its relevance is reasonably apparent on its face. “Dispute Notice” shall have the meaning set forth in Section 9.17(b).
“Disputed Amounts” shall have the meaning set forth in Section 2.1(d)(v).
“Disputes” shall have the meaning set forth in Section 9.17(a).
“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“Employee Matters Agreement” shall have the meaning set forth in Section 5.13(g).
“Employee Plan” shall have the meaning set forth in Section 3.25(a).

“Encumbrance” shall mean any charge, attachment, claim, right of way, easement, encroachment, servitude, right of first option, right of first refusal, restriction on use, mortgage, pledge, lien, encumbrance, receipt of income, restriction on transfer or any other security or equity interest, or defect in title.
“Environment” shall mean air, surface or ground water, sediments, land surface, atmosphere or subsurface strata, or any other environmental medium.
“Environmental Claim” shall mean any Proceeding pursuant to Environmental Laws or concerning Hazardous Materials.
“Environmental Laws” shall mean any Law (including, without limitation, CERCLA) relating to the Remediation, generation, production, installation, use, storage, treatment, transportation, Release, threatened Release, or disposal of Hazardous Materials, or the protection of human health, natural resources, or the Environment.
“Estimated Closing Working Capital” shall have the meaning set forth in Section 2.1(c)(i).
“Estimated Closing Working Capital Statement” shall have the meaning set forth in Section 2.1(c)(i).
“Existing Bonds” shall mean all deposits, letters of credit, guarantees, indemnities, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds of the Company.
“Excluded Contracts” shall mean all Affiliate Agreements and all contracts that include Seller Group members other than the Company and are not transferrable in the context of the Transaction, which Excluded Contracts are described on Schedule 1.1(A).
“Excluded Documents” shall mean (i) any Company document containing Excluded Information that cannot be reasonably redacted to remove such Excluded Information, (ii) documents identified as “BHPB Group Level Documents” or “GLD” documents by the Seller Group at the time of creation and any drafts and working papers used to create such BHPB Group Level Documents or GLD documents, (iii) BHP Billiton Project Management Services Manuals and Guidelines, (iv) documents identified as “Coal Business Level Documents” by Seller at the time of creation and any drafts and working papers used to create such Coal Business Level Documents, and (v) any other BHP Billiton or Seller Group business content not relevant to the San Juan Property. To the extent Excluded Documents contain information that is necessary or useful for the operation of San Juan Property, such information will be provided to Purchaser in an appropriate form and with respect to (i) above, such documents will be identified specifically as being withheld and a summary description of the Excluded Documents is set forth in Schedule 1.1(F).
“Excluded Information” means information that (i) Seller reasonably anticipates would expose Seller or any member of the Seller Group to valid anti-competition or anti-trust claims; (ii) Seller reasonably considers to be commercially confidential or trade secrets of any member of the Seller Group to the extent, but only to the extent, that the significance and usage of such information within any member of the Seller Group relates to assets, operations, or Seller Group entities that exclude the San Juan Property; (iii) Seller reasonably deems to be subject to the attorney-client privilege of any member of the Seller Group and attorney work product; and (iv) is covered by a confidentiality agreement under which the Company is not a party and which agreement prohibits disclosure by the Seller Group entity that is a party.

“Financing” has the meaning set forth in Section 4.7(a).
“Financing Letter” has the meaning set forth in Section 4.7(a).
“Governmental Approval” shall mean, as to a Party, any authorization, consultation, waiver, grant, agreement, Permit, filing, exemption, order, declaration or notice of, with or to any Governmental Authority, which is required for such Party to consummate the Transaction.
“Governmental Authority” shall mean any United States or other federal, foreign, tribal state, provincial, territory, county, municipality, district or any other local government or political subdivision thereof, any entity, authority, tribunal, agency or body exercising executive, legislative, judicial, regulatory, land management, fiscal, or administrative functions of, or on behalf of, any such government or political subdivision;
“Governmental Order” shall mean, with respect to any Person, any judgment, ruling, order, writ, injunction, citation, decree, edict, pronouncement, verdict, sentence, stipulation, agreement, determination or award entered, made, rendered, issued, or otherwise put into effect by, under, or with any Governmental Authority that is binding on such a Person.
“Hazardous Materials” shall mean any material or substance defined as a “hazardous substance,” “toxic substance,” “hazardous waste,” “pollutant,” or “contaminant” or any other term of similar import under any Environmental Law, including, without limitation, petroleum (including crude oil or any fraction thereof), asbestos or asbestos containing materials, acidic mine drainage, radiation and radioactive materials, lead–based paints, and polychlorinated biphenyls.
“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“IFRS” shall mean International Financial Reporting Standards as in effect on the date hereof.
“Indebtedness” shall mean, with respect to any Person, at a particular time, without duplication: (i) any obligations of such Person under, or pursuant to, any indebtedness for borrowed money; (ii) any indebtedness of such Person evidenced by any note, bond, debenture, or other debt security; (iii) any indebtedness of such Person existing pursuant to a guarantee to a creditor of another Person; (iv) any obligations under and pursuant to capitalized leases, or with respect to which such Person is liable, contingently or otherwise, as obligor, guarantor, or otherwise, or with respect to such obligations, such Person assures a lender or lessor under, or pursuant to, any such lease against loss; (v) any borrowing of money secured by an Encumbrance on such Person’s assets; (vi) any obligations under, or pursuant to, factoring or similar agreements, with respect to receivables, that have been factored or pledged; (vii) any obligation for interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs, and bank overdrafts, with respect to items described in clauses (i) through (vi) above; (viii) any obligations of such Person for the deferred and unpaid purchase price of property or services (other than trade and other payables, accrued expenses and other current Liabilities); and (ix) any transaction or stay bonuses.
“Independent Accountant” means KPMG, so long as no partners of KPMG who have worked on matters for any of Seller, Buyer or the Company work on the matters delegated to the Independent Accountant under this Agreement , or another nationally-recognized firm of independent certified public accountants mutually agreeable to Seller and Purchaser.

“Intellectual Property” shall mean all: (i) patents; (ii) inventions, discoveries, processes, formulae, designs, models, industrial designs, know-how, confidential information, proprietary information, and trade secrets, whether or not patented or patentable; (iii) trademarks, service marks, trade names, brand names, trade dress, slogans, logos, and internet domain names; (iv) copyrights, and other copyrightable works, and works in progress, databases, and Software; (v) all other (a) intellectual property rights, and (b) foreign equivalent rights, or counterpart rights, and forms of protection of a similar or analogous nature, or otherwise having similar effect, in each case, in any jurisdiction throughout the world; (vi) any renewals, extensions, continuations, divisionals, reexaminations, or reissues, or equivalent rights, or counterpart rights of any of the foregoing in any jurisdiction throughout the world; and (vii) all registrations, and applications for registrations, of any of the foregoing.
“Intercompany Account” shall have the meaning set forth in Section 3.20.
“Interim Period” shall mean the period commencing on the date of this Agreement and ending on the earlier of (i) the Closing Date; or (ii) the date of termination, as herein provided, of this Agreement without consummation of the Transaction.
“Interim Water Supply Agreement” shall mean that certain Interim Water Supply Agreement to be entered into as of the Closing Date by and between the Company and Seller to provide for the supply of water necessary for the Business if the Agreement for the Supply of Water to the San Juan Coal Mine among the Utilities and SJCC dated December 30, 2013 is not then effective, which Interim Water Supply Agreement shall be in a form reasonably acceptable to Seller, the Company and Purchaser.
“Knowledge of Purchaser” shall mean the actual knowledge of the individuals listed on Schedule 1.1(B), after reasonable inquiry by each such individual of his or her direct reports.
“Knowledge of Seller” shall mean the actual knowledge of the individuals listed on Schedule 1.1(C), after reasonable inquiry by each such individual of his or her direct reports.
“Law” shall mean any applicable Governmental Order or any applicable provision of any constitution, law (including principles of the common law), legally binding directive, treaty, statute, ordinance, rule, regulation, code or restriction of any Governmental Authority.
“Leased Real Property” shall have the meaning set forth in Section 3.19(a).
“Lenders” has the meaning set forth in Section 4.7(a).
“Lender Related Parties” has the meaning set forth in Section 9.18.
“Liabilities” shall mean any and all liabilities and obligations of every kind and description whatsoever, whether such liabilities or obligations are known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, absolute or conditional, asserted or unasserted, liquidated or unliquidated, whether due or to become due, contingent or otherwise.
“Material Adverse Effect” shall mean any change, event, occurrence circumstance, effect or development that, individually, or together with any other change, event, occurrence, circumstance, effect or development, has or is reasonably likely to have a material adverse effect on (a) the financial condition, Liabilities, business, operations, results, properties or assets of the Company or the Business in the aggregate and taken as a whole; provided, however, that none of the following shall be taken into account in making such a determination: (i) any adverse effect resulting from conditions affecting any nation’s economy

(including changes in commodity prices, interest rates and/or currency exchange rates) or political conditions, the mining industry, the coal industry generally, or coal-fired electric generation and plants for coal-fired electric generation; (ii) any adverse effect resulting from or relating to financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iii) any adverse effect arising primarily out of, or resulting primarily from, actions required to be taken by a Party in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder; (iv) any adverse effect on the Business, in the aggregate and taken as a whole, that is capable of being and has been or will be cured (including by the payment of money) by either of the Company or Seller before the Closing so that the Business operates in the Ordinary Course of Business as currently conducted; (v) any adverse effect resulting from changes in IFRS; and (vi) any adverse effect resulting from a change in, or any change in the interpretation of, any existing Laws, including the Laws of the United States or any state thereof relating to: (A) coal ownership, coal leasing, coal taxation or royalties; (B) the operation of coal mines; (C) the transportation of coal; (D) the use or burning of coal and the related emission of sulfur dioxide, mercury or other materials; or (E) capture or regulation of carbon dioxide emissions or carbon sequestrations, and other global warming initiatives, including carbon credits, in each case in respect of (i) through (vi) above, that do not disproportionately affect the Company taken as a whole; or (b) the ability of Seller to perform its obligations hereunder or consummate the Transaction.
“Material Contracts” shall have the meaning set forth in Section 3.14(a).
“Material Permits” shall have the meaning set forth in Section 3.9(a).
“Ordinary Course of Business” shall mean the usual, regular, and ordinary course of business of a business in similar circumstances, consistent with the past practices thereof, measured or considered in frequency and amount.
“Organizational Documents” shall mean, as to any Person, its constitution, certificate or articles of incorporation or formation, articles of organization, its regulations, by-laws, operating agreement or equivalent documents.
“Outside Termination Date” shall mean June 30, 2016.
“Owned Real Property” shall have the meaning set forth in Section 3.19(b)
“Party” and “Parties” shall have the respective meanings set forth in the Preamble.
“Permit” shall mean, as to any Person, any consent, approval, authorization, permit, license, franchise, certificate, or registration that the Law requires such a Person to hold to develop and operate its respective assets, and conduct its respective business.
“Permitted Encumbrance” shall mean, (i) any liens for Taxes, assessments and other charges of Governmental Authorities not yet due and payable, or otherwise being contested in good faith by, through, or in appropriate proceedings (with no risk of forfeiture), if a reserve or other appropriate provision, if any, as shall be required by IFRS shall have been made therefor on the Balance Sheet, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising by operation of Law or incurred in the Ordinary Course of Business; (iii) matters of public record accepted or deemed accepted by Purchaser pursuant to the provisions of Section 5.2(e); (iv) any conditions shown by a current survey of the Leased Real Property or any real property owned by the Company accepted or deemed accepted by Purchaser pursuant to the provisions of Section 5.2(e); (v) any terms and conditions included in any Material Contracts or Permits; (vi) surface use agreements, pipelines, transmission lines, transportation lines, easements, zoning restrictions, building restrictions, rights of way, encroachments, and similar Encumbrances and restrictions on real property; (vii) Encumbrances with respect to the Company created by the affirmative acts of Purchaser or its Affiliates; and (viii) any Encumbrances listed on Schedule 1.1(E).
“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, Governmental Authority or other entity.
“PNM” shall have the meaning set forth in the Recitals.
“Post-Closing Adjustment” shall have the meaning set forth in Section 2.1(d)(ii).
“Post-Closing Tax Period” shall mean any taxable period or year beginning after the Closing Date.
“Pre- Closing Date Period” shall mean the period ending on and including the Closing Date.
“Pre- Closing Date Taxes” shall have the meaning set forth in Section 5.3(c).
“Pre-Closing Date Tax Period” shall mean any taxable period or year ending on or before the Closing Date and, as to any Straddle Period, the portion thereof ending on the Closing Date.
“Proceeding” shall mean any action, investigation, audit, claim, demand, suit, proceeding, condemnation, arbitration, hearing, citation, summons, subpoena, inquiry, notice of violation or Liability or investigation of any nature, civil, criminal, regulatory, or otherwise, in Law or in equity, by or before any Governmental Authority.
“Purchase Price” shall have the meaning set forth in Section 2.1(a).
“Purchaser” shall have the meaning set forth in the Preamble.
“Purchaser Group” shall mean Purchaser and any of its Affiliates, including, from and after the Closing, the Company.
“Purchaser-Prepared Returns” shall have the meaning set forth in Section 5.3(a).
“Reclamation Services Agreement” shall mean that certain Reclamation Services Agreement dated as of the date hereof by and between Purchaser and PNM, to be effective as of the Closing, attached as Exhibit B hereto.
“Reimbursable Amounts” shall mean expenses arising in connection with owning, developing, operating or maintaining the Business, which shall include capital expenditures, royalties, rentals and other charges; and may include ad valorem, property, excise, and any other Taxes that are based upon, or measured by, the ownership or operation of the Business prior to the Closing Date, in each case, to the extent reimbursement is allowed under the UG-CSA, the CCBDA or any other agreement as provided in Section 2.1(h).
“Related Persons” shall have the meaning set forth in Section 3.20.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into, or upon, the Environment.
“Remediation” shall mean any abatement, investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure activity performed in connection with the suspected, threatened, or actual Release of Hazardous Materials.
“Required Approval” shall have the meaning set forth in Section 5.7.
“Resolution Period” shall have the meaning set forth in Section 2.1(d)(iv).
“Respondent” shall have the meaning set forth in Section 9.17(e)(i).
“Review Period” shall have the meaning set forth in Section 2.1(d)(iii).
“San Juan Mine Employees” shall mean all of the employees of the Company, as common law employer, who are employed to work at the San Juan Property and/or operate the Business, including all hourly and salaried employees (except the General Manager).
“San Juan Property” shall mean the mineral and surface rights described in Section 1.11 of the UG-CSA, as amended, any renewals, replacements or extensions of the agreements described therein and all property described in the SMCRA permits issued to the Company, whether or not excepted or carved out of the description in Exhibit “E” to the UG-CSA.
“Schedule” shall mean a specified portion of the Disclosure Schedule.
“Securities” have the meaning set forth in Section 5.19(d)(i).
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller” shall have the meaning set forth in the Preamble.
“Seller Consolidated or Combined Returns” shall mean any Tax Return that is filed or required to be filed by any member of the Seller Group and that includes any of the Company or items therefrom.
“Seller Group” shall mean the Seller and any of its Affiliates (excluding, from and after the Closing, the Company).
“Seller Group Insurance Policy” shall have the meaning set forth in Section 3.16.
“Seller-Prepared Returns” shall have the meaning set forth in Section 5.3(a).
“Shares” shall mean one hundred percent (100%) of the issued and outstanding shares of SJCC and SJTC.

“SMCRA” shall mean the Surface Mining Control and Reclamation Act of 1977, 30 U.S.C. § 1201 et seq., as amended, as administered by the federal Office of Surface Mining Reclamation and Enforcement and by the Mining and Minerals Division of the New Mexico Department of Energy, Minerals and Natural Resources under New Mexico Surface Mining Act, NMSA 1978, Sections 69-25A-1 through 36, and the Coal Surface Mining Commission’s Rules Title 19, Chapter 8, New Mexico Administrative Code.
“Statement of Objections” shall have the meaning set forth in Section 2.1(d)(iv).
“Stockpile Coal” shall mean coal mined from the San Juan Mine and in storage on the San Juan Property and, for the avoidance of doubt, includes that coal that is included in the surge pile at the exit of the underground mine on the San Juan Property.
“Straddle Period” shall have the meaning set forth in Section 5.3(b).
“Straddle Period Return” shall have the meaning set forth in Section 5.3(b).
“Substitute Bonds” shall have the meaning set forth in Section 5.6(a).
“Surface CBA” shall have the meaning set forth in Section 3.24(b)
“Target Working Capital” shall mean US$6,776,336.16.
“Tax Accountant” shall have the meaning set forth in Section 5.3(b)(ii).
“Taxes” shall mean any foreign, federal, state, county, tribal or local taxes of any kind, including, but not limited to: those measured on, measured by or referred to as, income, alternative minimum, estimated, gross receipts, escheat, capital, capital gains, sales, use, ad valorem, franchise, profits, license, privilege, transfer, registration, withholding, payroll, employment, unemployment, social security, disability, real property, personal property, excise (including black lung excise), severance, resources, production, stamp, business and occupation, premium (including PBGC premium), value added, goods and services, property, reclamation, environmental (including taxes under or pursuant to Internal Revenue Code Section 59A) or windfall profits taxes, customs, tariffs, duties or similar fees, levies, assessments or charges of any kind understood and deemed to be taxes imposed by a Governmental Authority, together with any interest and any penalties (civil or criminal), fines, additions to Tax or additional amounts imposed with respect thereto by any Governmental Authority, and including obligations to pay any of the foregoing of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract, or otherwise
“Tax Proceeding” shall have the meaning set forth in Section 5.3(f)(i).
“Tax Return” shall mean any return, report, estimates, declaration, form, statement or other information or document required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof, and where permitted or required, Seller Consolidated or Combined Returns.
“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority that imposes such Tax; and any agency, court, or other body charged with the interpretation, administration, or collection of such Tax on behalf of such Governmental Authority.

“Third Party Consent” shall mean, as to any Party, any consent, approval, authorization, consultation, waiver, grant, agreement, license, certificate, exemption, order, registration, declaration or notice of, with, from, or to any Person (other than a Governmental Authority), in each case required for such Party to consummate the Transaction.
“Transaction” shall have the meaning set forth in Section 2.1(a).
“Transaction Documents” shall mean this Agreement, the Coal Supply Agreement, the Reclamation Services Agreement, the CCR Disposal Agreement, the UG-CSA Termination and Mutual Release Agreement, the CCBDA Termination and Mutual Release Agreement, and the Employee Matters Agreement.
“Transfer Taxes” shall have the meaning set forth in Section 2.4.
“Transition Services Agreement’ shall mean that certain Transition Services Agreement by and between Seller and the Company to be entered into at Closing in substantially the form of Exhibit F hereto related to services provided by Seller to the Company after the Closing for a period of no longer than four (4) months after the Closing Date and at no cost to Purchaser or the Company.
"UG-CSA" shall mean the Underground Coal Sales Agreement effective as of January 1, 2003 by and between SJCC and the Utilities, as amended from time to time.
“UG-CSA Termination and Mutual Release Agreement” shall have the meaning set forth in Section 6.8.
“Unaudited Financial Statements” shall have the meaning set forth in Section 3.5.
“Union” shall have the meaning set forth in Section 3.24(b).
“Underground CBA” shall have the meaning set forth in Section 3.24(b).
“Utilities” shall have the meaning set forth in the Recitals.
1.2    Other Interpretive Provisions. (a) The words “hereof,” “herein,” “hereby,” and “hereunder,” and words of similar import, when used in this Agreement shall refer to this Agreement as a whole, and not to any particular provision of this Agreement, and all references to an Article, Section, or Schedule or Disclosure Schedule are references to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed understood by the Parties to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and gender-neutral forms. All references to “dollars” or “US$” shall be deemed references to the lawful money or currency of the United States of America.
(b)    The Parties are sophisticated, have been represented by independent legal counsel of each of their choosing, and have received a full and complete explanation of their respective legal rights in the negotiation and execution of this Agreement, and the documents and agreements contemplated hereby. This Agreement reflects the joint drafting efforts of the Parties. The Parties agree that, in the event of any dispute, disagreement, or controversy among or between the Parties, any canon of construction interpreting contract provisions in favor of Purchaser or the Company particularly, and relative to other Parties to this Agreement, shall not apply to this Agreement, or any of the agreements delivered hereunder or pursuant to this Agreement, and the Parties shall be considered joint authors, without any provision of this Agreement, or any of the agreements delivered hereunder being interpreted against any Party because of, or pursuant to, authorship of this Agreement, or any of the agreements delivered hereunder. Each Party also agrees that it is fully informed as to the meaning and intent of this Section 1.2 and this Agreement, and each Party has been advised by independent counsel of its choosing in that regard.
ARTICLE IITRANSACTION
2.1    Purchase and Sale; Purchase Price.
(a)    On the terms and subject to the conditions set forth herein, at Closing, Seller shall sell, assign, transfer, and deliver to Purchaser and Purchaser shall purchase, acquire and accept from Seller all right, title, and interest in and to the Shares free and clear of any and all Encumbrances (the “Transaction”). The aggregate purchase price payable by Purchaser to Seller shall be One Hundred Twenty-Five Million Dollars (US $125,000,000.00) as such amount may be adjusted by the Closing Adjustment pursuant to Section 2.1(c)(ii); if applicable, Section 2.1(c)(iii); and Section 2.1(f) (the “Purchase Price”). The Purchase Price shall be adjusted after Closing pursuant to Section 2.1(e) and in accordance with Section 4.2 of the Employee Matters Agreement.
(b)    In consideration of the Transaction, at Closing, Purchaser shall deliver to Seller the Purchase Price.
(c)     Closing Adjustment.
(i)    At least five Business Days before the Closing, Seller shall prepare and deliver to Purchaser a statement (the “Estimated Closing Working Capital Statement”) setting forth (A) its good faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”) and its calculation thereof, (B) an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), and (C) a certification of Seller that the Estimated Closing Working Capital Statement was prepared in accordance with IFRS applied using the same methodologies, practices, estimation techniques, assumptions, policies and principles used in the preparation of the Balance Sheet.
(ii)    The “Closing Adjustment” shall be an amount equal to the Estimated Closing Working Capital minus the Target Working Capital. If the Closing Adjustment is a positive number, the Purchase Price shall be increased by the amount of the Closing Adjustment. If the Closing Adjustment is a negative number, the Purchase Price shall be reduced by the amount of the Closing Adjustment.
(iii)     If Closing occurs after December 31, 2015, the aggregate Purchase Price shall be adjusted by subtracting therefrom the amount of the Company’s earnings before interest and taxes from and including January 1, 2016 to the Closing Date.
(d)    Post-Closing Adjustment.
(i)    Within 90 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Closing Working Capital Statement”) setting forth (A) its calculation of the Closing Working Capital, (B) an unaudited balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), and (C) a certification of Seller that the Closing Working Capital Statement was prepared in accordance with IFRS applied using the same methodologies, practices, estimation techniques, assumptions, policies and principles used in the preparation of the Balance Sheet.
(ii)    The “Post-Closing Adjustment” shall be an amount equal to the Closing Working Capital minus the Estimated Closing Working Capital. If the Post-Closing Adjustment is a positive number, Purchaser shall pay to Seller an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, Seller shall pay to Purchaser an amount equal to the Post-Closing Adjustment.
(iii)    After receipt of the Closing Working Capital Statement, Purchaser shall have 30 days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, Purchaser and its representatives shall have access to the books and records of the Company, the personnel of, and work papers prepared by, Seller and its representatives to the extent that they relate to the Closing Working Capital Statement as Purchaser may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections (defined below).
(iv)    On or prior to the last day of the Review Period, Purchaser may object to the Closing Working Capital Statement by delivering to Seller a written statement setting forth Purchaser’s objections in reasonable detail, indicating each disputed item or amount and the basis for Purchaser’s disagreement therewith (the “Statement of Objections”). If Purchaser fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Closing Working Capital reflected in the Closing Working Capital Statement shall be deemed to have been accepted by Purchaser. If Purchaser delivers the Statement of Objections before the expiration of the Review Period, Purchaser and Seller shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Working Capital and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Purchaser and Seller, shall be final and binding.
(v)    If Seller and Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (the “Disputed Amounts”) shall be submitted for resolution to the Independent Accountant who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Closing Working Capital and the Closing Working Capital Statement. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections.
(vi)    The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the Parties shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments to the Closing Working Capital and the Closing Working Capital Statement shall be conclusive and binding upon the Parties.
(vii)    The fees and expenses of the Independent Accountant shall be allocated to be paid by Seller and Purchaser based upon the percentage that the amount actually contested but not awarded to Seller or Purchaser, respectively, bears to the aggregate amount actually contested by Purchaser.
(viii)    Any payment of the Post-Closing Adjustment shall (A) be due (x) within five Business Days of acceptance of the Closing Working Capital Statement or (y) if there are Disputed

Amounts, then within five Business Days of the Independent Accountant’s resolution of the Disputed Amounts; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Purchaser or Seller, as the case may be.
(e)     Coal Stockpile Adjustment.
(i)    No earlier than five (5) days before the Closing Date, the volume of the Stockpile Coal shall be photographed using aerial photography by Aero Graphics or Cooper Aerial Surveys Co. (or if neither are available, another company mutually agreed to by the Parties) and promptly thereafter measured using photogrammatic procedures by Aero Graphics (or if Aero Graphics is not available, by another company mutually agreed to by the Parties). The volume measured through that process shall be the “Starting Volume.” The Starting Volume will then be converted to the “Starting Tonnage” by multiplying the Starting Volume by the average bulk density of the Stockpile Coal for the twelve (12) months immediately preceding the date of this Agreement, which is 81.3 lbs/ft3. The “Coal Stockpile Tonnage” as of the Closing Date will be determined by calculating the change in the tonnage from the Starting Tonnage on the date photographed to the Closing Date. This shall be determined by calculating the difference between the measurement of the tonnages recorded on the ROM Belt Scale as input and the Coal Plant Belt Scale as output and adding it to the Starting Tonnage. Purchaser shall have the right to observe the operations and measurements related to the Coal Stockpile Tonnage. The calculation of the Coal Stockpile Tonnage shall be completed promptly after the Closing Date.
(ii)    The “Coal Stockpile Target Tonnage” as of Closing shall be 4.8 million tons plus or minus 200,000 tons, with an average calorific value greater than or equal to 9,000 Btu/lb. The “Coal Stockpile Tonnage Excess” shall be the amount, if any, by which the Coal Stockpile Tonnage exceeds the Coal Stockpile Target Tonnage. The “Coal Stockpile Tonnage Shortfall” shall be the amount, if any, by which the Coal Stockpile Target Tonnage exceeds the Coal Stockpile Tonnage. For the avoidance of doubt, the Coal Stockpile Tonnage Excess shall be coal volumes above 5.0 million tons and the Coal Stockpile Tonnage Shortfall shall be coal volumes below 4.6 million tons.
(iii)    If a Coal Stockpile Tonnage Excess exists, then Purchaser shall pay to Seller an amount equal to US$10.00 per ton of the Coal Stockpile Tonnage Excess.
(iv)     If a Coal Stockpile Tonnage Shortfall exists, then Seller shall pay to Purchaser an amount equal to US$10.00 per ton of the Coal Stockpile Tonnage Shortfall.
(v)    All amounts to be paid by a Party pursuant to this Section 2.1(e)(v) shall be paid promptly upon determination of such amounts by a wire transfer of immediately available funds to an account designated by the Party to whom such amounts are owed.
(f)    San Juan Mine Employees’ Liabilities Adjustment.
(i)    No later than thirty (30) days before Closing, Purchaser shall identify in writing to Seller any employees of BBNMC to become San Juan Mine Employees on or before Closing. Upon receipt of such information, Seller shall promptly transfer such identified employees to become San Juan Mine Employees. No later than fifteen (15) days before Closing, Seller shall provide to Purchaser the following information: (x) annual leave balances as of July 1, 2015 for the people who are expected to be San Juan Mine Employees on the Closing Date; (y) estimated annual leave balances as of the Closing Date for the people who are expected to be San Juan Mine Employees on the Closing Date; and (z) estimated accrued bonuses as of the Closing Date for the people who are expected to be San Juan Mine Employees on the Closing Date.

(ii)    The Purchase Price shall be adjusted by (y) an amount equal to the difference between the annual leave balances as of July 1, 2015 for the people who are San Juan Mine Employees on the Closing Date minus the estimated annual leave balances as of the Closing Date for the people who are San Juan Mine Employees on the Closing Date and (z) reducing the Purchase Price by the estimated accrued bonuses as of the Closing Date for the people who are San Juan Mine Employees on the Closing Date, all as calculated by the Seller as described in Section 2.1(f)(i) (collectively, the “Estimated Employee Liability Adjustment”). If the difference between the annual leave balance described above on July 1, 2015 and the Closing Date is a positive number, the Purchase Price shall be increased by that number. If the difference between the annual leave balance described above on July 1, 2015 and the Closing Date is a negative number, the absolute value of the difference shall be subtracted from the Purchase Price.
(iii)    Within 90 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement of calculations as of the Closing Date of the actual amounts of the items described in 2.1(f)(ii)(the “Closing Employee Liability Adjustment”). The “Post-Closing Employee Liability Adjustment” shall be an amount equal to the Closing Employee Liability Adjustment minus the Estimated Employee Liability Adjustment. If the Post-Closing Employee Liability Adjustment is a positive number, Purchaser shall pay Seller an amount equal to the Post-Closing Employee Liability Adjustment. If the Post-Closing Employee Liability Adjustment is a negative number, Seller shall pay to Purchaser an amount equal to the absolute value of the Post-Closing Employee Liability Adjustment.
(iv)    Purchaser shall have thirty (30) days after receipt of Seller’s Closing Employee Liability Adjustment to object to Seller’s Closing Employee Liability Adjustment. During the thirty day period, Purchaser and its representatives shall have access to the books and records of the Company, the personnel of, and work papers prepared by, Seller and its representatives to the extent they relate to the Closing Employee Liability Adjustment as Purchaser may reasonably request for the purpose of reviewing such calculations and preparing objections.
(v)    Purchaser’s process for providing objections, the resolution of such objections, and the payment of any shall be the same as provided for with regard to the Working Capital Adjustment, set forth in Section 2.1(d)(iv) through Section 2.1(d)(viii).
(g)    Adjustments for Tax Purposes. Any payments made pursuant to Section 2.1(d) and Section 2.1(e) shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.
(h)    UG-CSA Final Invoicing and True Up.
(i)    The adjusted Interim Invoice, as defined in the UG-CSA; the UG-CSA Invoice, as defined in the UG-CSA; and the final invoice under the CCBDA will be sent to the Utilities after the Closing. The amounts in such invoices shall be Reimbursable Amounts. Seller shall cooperate with Purchaser to prepare such invoices, and Seller shall use its Commercially Reasonable Efforts to send such invoices in accordance with the provisions of the UG-CSA and CCBDA, as applicable, with a request to the Utilities that amounts for each invoice be paid directly to the Seller. Amounts received by Purchaser from such invoices, if any, shall be paid to Seller promptly after receipt thereof by Purchaser.
(ii)    UG-CSA Invoices, as defined in the UG-CSA and Interim Invoices, as defined in the UG-CSA, are delivered monthly with a true-up process at the end of each calendar year at which time Utilities are to pay or the Company is to credit any difference between Interim Invoices and UG-CSA Invoices for such calendar year. The Seller shall cooperate with the Purchaser in preparing the true-up in accordance with the terms of the UG-CSA and the UG-CSA Termination and Mutual Release

Agreement, if applicable, and Seller shall use its Commercially Reasonable Efforts to send such invoices in accordance with the provisions of the UG-CSA and the UG-CSA Termination and Mutual Release Agreement, if applicable, with a request to the Utilities that amounts owed by the Utilities for the Pre-Closing Date Period be paid directly to the Seller. Amounts received by Purchaser from such true-up process, if any, shall be paid to Seller promptly after receipt thereof by Purchaser.
2.2    The Closing. Unless this Agreement shall have been terminated pursuant to Article VIII, subject to the satisfaction or waiver of the conditions set forth in Article VI and Article VII (collectively, the “Closing Conditions”), the closing (the “Closing”) of the Transaction shall take place remotely via the exchange of documents and signatures on December 15, 2015, and shall be effective as of 11:59 p.m., Albuquerque, New Mexico time on the later of (i) December 31, 2015 or (ii) ten (10) days after satisfaction of all of the conditions set forth in Article VI and Article VII (the date on which the Closing occurs, the “Closing Date”).
2.3    Closing Deliveries.
(a)    At the Closing, Seller shall deliver or cause to be delivered to Purchaser or to such other Persons as directed by Purchaser the following:
(i)    Certificates representing the Shares, endorsed in blank (or accompanied by stock powers executed in blank);
(ii)    a certificate of Seller’s Secretary, dated as of the Closing Date, certifying (A) that attached to such certificate is a true and complete copy of Seller’s articles of incorporation and by-laws as amended and in effect at all times from the date on which the resolutions referred to in clause (B) below were adopted to and including the date of such certificate, (B) that attached to such certificate is a true and complete copy of the resolutions duly adopted by Seller’s board of directors authorizing the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which Seller is a party and consummation of the Transaction, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and (C) as to the incumbency and specimen signature of the Person(s) executing, on behalf of Seller, this Agreement and the other Transaction Documents to which Seller is a party;
(iii)    the Seller certificate required by Section 7.3;
(iv)    a written certificate duly executed by Seller, certifying Seller’s non-foreign status in accordance with Treasury Regulation Section 1.1445-2(b)(2);
(v)    a certificate of good standing with respect to Seller and the Company issued by the Secretary of State of the State of Delaware as of a date not more than thirty (30) days prior to the Closing Date;
(vi)    the UG-CSA Termination and Mutual Release Agreement duly executed by all parties thereto (signed by SJCC pre-Closing officer);
(vii)    the CCBDA Termination and Mutual Release Agreement duly executed by all parties thereto (signed by SJCC pre-Closing officer);
(viii)    the Employee Matters Agreement;

(ix)    the Transition Services Agreement;
(x)    if applicable, the Interim Water Supply Agreement;
(xi)    the written resignations of all directors and officers of the Company; and
(xii)    if applicable, instruments and documents reasonably necessary to release all Encumbrances on the Shares, including, without limitation, appropriate UCC termination statements.
(b)    At or prior to the Closing, Purchaser shall deliver or cause to be delivered to Seller or to such other Persons as directed by Seller the following:
(i)    a certificate of Purchaser’s Secretary, dated as of the Closing Date, certifying (A) that attached to such certificate is a true and complete copy of Purchaser’s articles of organization and operating agreement as amended and in effect at all times from the date on which the resolutions referred to in clause (B) below were adopted to and including the date of such certificate, (B) that attached to such certificate is a true and complete copy of the resolutions duly adopted by Purchaser’s board of directors authorizing the execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which Purchaser is a party and consummation of the Transaction, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and (C) as to the incumbency and specimen signature of the Person(s) executing, on behalf of Purchaser, this Agreement and the other Transaction Documents to which Purchaser is a party;
(ii)    a certificate of the Company’s Secretary, dated as of the Closing Date, certifying, as of immediately following the Closing, (A) that attached to such certificate is a true and complete copy of the Company’s Organizational Documents as amended and in effect at all times from the date on which the resolutions referred to in clause (B) below were adopted to and including the date of such certificate, (B) that attached to such certificate is a true and complete copy of the resolutions duly adopted by Company’s board of directors, authorizing the execution, delivery and performance by Company of the other Transaction Documents to which Company is a party and that it is required to deliver as part of the Transaction, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and (C) as to the incumbency and specimen signature of the Person(s) executing, on behalf of Company and the other Transaction Documents to which Company is a party (excluding such Persons who have signed any Transaction Documents prior to the Closing Date);
(iii)    the Purchaser officer’s certificate required by Section 6.3;
(iv)    the Coal Supply Agreement, duly executed by all parties thereto;
(v)    the Reclamation Services Agreement, duly executed by all parties thereto;
(vi)    the CCR Disposal Agreement, duly executed by all parties thereto;
(vii)    an assignment from Purchaser to the Company of all right title and interest in and to and an assumption of all obligations by the Company under each of (x) the Coal Supply Agreement, (y) the Reclamation Services Agreement, and (z) the CCR Disposal Agreement (signed by SJCC post-Closing officer);
(viii)    the Employee Matters Agreement;

(ix)    the Transition Services Agreement;
(x)    if applicable, the Interim Water Supply Agreement;
(xi)    a certificate of the Secretary of State of the State of Delaware with respect to the good standing of the Purchaser as of a date not more than thirty (30) days before Closing Date; and
(xii)    copies of (y) each of the Substitute Bonds, certified as true and correct by Purchaser’s Executive and evidence of the acceptance for filing of all Substitute Bonds by the relevant Governmental Authorities and (z) each policy of insurance required by the relevant Governmental Authorities.
2.4    Transfer Taxes. Purchaser and Seller shall each be liable for and shall each pay fifty percent (50%) of all applicable sales, transfer, use, stamp, conveyance, value-added, real property transfer, recording, stock transfer and other similar Taxes, if any, together with all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed upon, or payable, collectible or incurred in connection with the Transaction (“Transfer Taxes”) and Purchaser shall be responsible for preparing and timely filing all Tax Returns relating to Transfer Taxes. Seller agrees to use, upon request from Purchaser, Commercially Reasonable Efforts to promptly obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax. For the avoidance of doubt, responsibility for Transfer Taxes and Tax Returns for Transfer Taxes is governed by this Section 2.4 and Section 9.17, and not by Section 5.3.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Purchaser that:
3.1    Organization. Each of Seller and the Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each of Seller and the Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, unless the failure to have such qualification or license is not material to Seller, the Company or the Business taken as a whole. Complete and correct copies of the Organizational Documents of the Company, as currently in effect, have previously been made available in the Data Room. The Company is not in default under or in violation of any provision of its Organizational Documents.
3.2    Authorization; Enforceability. Seller has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which Seller is a party and to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of this Agreement by Seller and the other Transaction Documents to which Seller is a party, and the performance of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of Seller, and, upon such authorization, no other corporate or stockholder Proceedings or actions are necessary to authorize and consummate this Agreement, such other Transaction Documents or the Transaction. This Agreement and the other Transaction Documents to which Seller is a party have been duly executed and delivered by Seller, and, assuming due authorization, execution and delivery by all other parties thereto, constitutes legal, valid and binding agreements of Seller and are enforceable against Seller in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).
3.3    Shares. All of the Shares were duly authorized and have been validly issued, are fully paid and non-assessable. The Shares represent all of the outstanding stock of the Company. None of the Shares have been issued in violation of any preemptive or similar rights. With regard to the Company, there are no outstanding (i) securities convertible into or exercisable or exchangeable for shares of capital stock (preferred or otherwise), membership interests or other securities (whether or not such securities have voting rights); (ii) options, calls, warrants, purchase rights, subscription rights, or other rights or agreements to acquire from the Company, or other obligations of the Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock, membership interests, voting or not voting securities or securities or other rights convertible into or exercisable or exchangeable for shares of capital stock or voting or not voting securities of the Company (whether or not currently exercisable); (iii) obligations of the Company to repurchase, redeem or otherwise acquire any securities or membership interests in the Company; or (iv) voting trusts, proxies or other rights, agreements, arrangements, commitments or understandings with respect to or concerning securities in the Company, including, without limitation, the Shares. The Company does not, directly or indirectly, control or hold any securities of, or have any direct or indirect equity participation in, any Person. Seller is the sole record, legal and beneficial owner of, and has good and valid title to, all of the Shares. No other Person has any rights in any of the Shares. None of the Shares was issued in violation of the Securities Act or any other Law. Immediately prior to the Closing, Seller will be the record, legal and beneficial owner of all of the Shares free and clear of any Encumbrances and will transfer and deliver to Purchaser at the Closing good and valid title to such Shares, free and clear of any Encumbrances.
3.4    No Other Business. Except as set forth on Schedule 3.4, during the three (3) year period prior to the date hereof, the Company did not engage in any business other than the Business or Business related activities.
3.5    Financial Statements. Schedule 3.5 contains true and complete copies of the unaudited balance sheet (the “Balance Sheet”) of the Company as of April 30, 2015 (such date, the “Balance Sheet Date”) and the unaudited statements of operations and comprehensive income and cash flows for the year ended December 31, 2014, and the four (4) months ended April 30, 2015 (collectively with the Balance Sheet, the “Unaudited Financial Statements”). The Unaudited Financial Statements (including the notes thereto) have been prepared in accordance with IFRS, are consistent with the books and records of the Company and fairly present, in all material respects, the financial condition and the results of operations of the Company as of the Balance Sheet Date and for the periods referred to therein.
3.6    Absence of Undisclosed Liabilities. The Company has no material Liabilities other than Liabilities (i) reflected, accrued for, reserved against or disclosed in the Balance Sheet, (ii) not required by IFRS to be so reflected, accrued for, reserved against or disclosed and that are not in excess of US$250,000 individually or US$2,500,000 in the aggregate, (iii) incurred in the Ordinary Course of Business since the Balance Sheet Date, or (iv) disclosed on Schedule 3.6.
3.7    No Conflicts or Approvals. Except as set forth on Schedule 3.7, the execution, delivery and performance by Seller of this Agreement and Seller’s and the Company’s execution and delivery of the other Transaction Documents to which they are party and the consummation by Seller of the Transaction do not and will not (i) violate, conflict with or result in a breach by Seller or the Company of their respective Organizational Documents, (ii) violate, conflict with or result in a breach of, constitute a default by Seller or the Company, result in the acceleration of (or create an event which, with notice or lapse of time or both, would constitute a default or result in the acceleration of), under, or give rise to any penalty, right of termination, modification, cancellation or acceleration or loss of a material benefit or require any notice under, any material note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, lease, contract, agreement, arrangement or other instrument to which Seller or the Company or any of their respective properties or assets may be bound, (iii) materially violate or result in a material breach of any Governmental Order or Law applicable to Seller or the Company or any of their respective properties or assets, (iv) require any Third Party Consent or any Governmental Approval (other than Required Approvals), or (v) result in the creation of any Encumbrance, other than Permitted Encumbrances, upon any of the properties or assets of Seller or the Company or upon the Shares. Seller makes no representation or warranty as to whether the execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transaction are subject to the notification requirements of the HSR Act.
3.8    Compliance with Laws. Except as set forth on Schedule 3.8, the Company is, and for a period of three (3) years prior to the date hereof has been, in material compliance with all applicable Laws. To the Knowledge of Seller, the Company is not under investigation by any Governmental Authority with respect to the violation of any Laws.
3.9    Material Permits; SMCRA. (a) Material Permits. Schedule 3.9(a) sets forth a list of all material Permits issued or granted to the Company or in respect of any of its Business, operation, properties or assets (the “Material Permits”). The Company is conducting, and for a period of three (3) years prior to the date hereof, has conducted, the Business in material compliance with all applicable Material Permits. The Company is not in default or violation, and no event has occurred, which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Material Permit. Except as set forth on Schedule 3.9(a), there are no Proceedings pending or, to the Knowledge of the Seller, threatened, relating to the suspension, revocation or modification of any of the Material Permits. To the Knowledge of Seller, all Permits required for the Company to conduct its Business as conducted on the date hereof have been obtained by the Company and are valid and in full force and effect.
(b)    SMCRA. The Company has not been notified in writing or, to the Knowledge of Seller, otherwise, notified, by the New Mexico Mining and Minerals Division of the Energy, Minerals and Natural Resources Department that it is: (i) ineligible to receive additional surface mining Permits; or (ii) is under investigation to determine whether its eligibility to receive such Permits should be revoked.
3.10    Proceedings. Except as set forth on Schedule 3.10, there are no Proceedings pending or, to the Knowledge of Seller, threatened against or involving Seller or the Company or any of their respective properties, assets or businesses.
3.11    Absence of Certain Changes. Except as disclosed on Schedule 3.11, since the Balance Sheet Date, the Company has operated the Business in the Ordinary Course of Business and there has not been any condition, change, occurrence or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and the Company has not taken any action, or entered into any transaction described in Section 5.1(b).
3.12    Tax Matters.
(a)    All material Tax Returns required to be filed by or with respect to the Company have been timely and properly filed (taking into account extensions of time to file), and all such Tax Returns were true, correct and complete in all material respects when filed or validly amended. The Company has paid all material Taxes shown thereon or otherwise due from the Company (except for Taxes that may result from the transactions contemplated by this Agreement). Except as set forth on Schedule 3.12(a), the Company is not currently the beneficiary of an extension of time within which to file any Tax Return. The Company does not have and, prior to the Closing Date, will not have any liability for Taxes of any Person (other than either Company) as a result of being a member of any affiliated, consolidated, combined unitary or similar group under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee, successor or guarantor, or by contract, indemnification or otherwise.
(b)    There are no Encumbrances, other than Permitted Encumbrances, for Taxes upon the properties or assets of the Company. The unpaid Taxes of the Company (A) did not, as of the Balance Sheet Date, exceed the reserve therefor (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company or the Seller Group in filing Tax Returns. Since the Balance Sheet Date, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in IFRS, outside the ordinary course of business consistent with past custom and practice.
(c)    The Company has timely withheld, or collected, and paid all Taxes required to be withheld or collected (other than any Taxes attributable in whole or in part to the transactions contemplated by this Agreement), and all such Taxes have been paid over to the appropriate Taxing Authority or Governmental Authority. The Company does not have any liability or obligation to remit any amounts with respect to any escheat or state forfeiture laws, except to the extent set forth on the Balance Sheet.
(d)    To the Knowledge of Seller, no written claim has been made by any Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company was, is, or may be, subject to taxation by that jurisdiction, nor is there any reasonable basis for such a claim. The Company (A) is not and has not been a ‘‘controlled foreign corporation’’ as defined in Code Section 957, (B) is not and has not been a “passive foreign investment company” within the meaning of Code Section 1297, and (C) does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the United States.
(e)    All deficiencies for Taxes proposed or asserted, and all Tax assessments made have been fully paid. Except as set forth on Schedule 3.12(e), there is no pending or, to the Knowledge of the Seller, threatened Proceeding with any Governmental Authority for the assessment or collection of any Taxes, against or with respect to the Company, nor are there any audits or investigations by any Taxing Authority or Proceedings in progress, nor has the Company received any written notice from any Taxing Authority that it intends to conduct such an audit or investigation, nor does Seller or any officer (or employee) responsible for Tax matters of Company expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company, for any taxable period ending on or prior to the Closing Date. Schedule 3.12(e) lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Company for taxable periods ended on or after December 31, 2011 and indicates those Tax Returns that have been audited. Seller has delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2011.
(f)    Except as set forth on Schedule 3.12(f), the Company has not waived any statute of limitations in respect of Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or agreement is currently in effect.

(g)    Except as set forth on Schedule 3.12(g), no power of attorney that is currently in force has been granted by the Company with respect to any Tax matter. The Company has not requested or received any written ruling from any Governmental Authority relating to Taxes, and no request for such ruling is pending.
(h)    Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.
(i)    Except as set forth on Schedule 3.12(i), there are no tax sharing, allocation, indemnification, or similar agreements or arrangements in effect between the Company (or any predecessor or Affiliate thereof)), and any other Person under which the Company could be liable for any Taxes, or other claims of any other Person, or for which the Company will have any liability at or after the Closing. All tax sharing, allocation, indemnification or similar agreements or arrangements between the Company (or any predecessor or Affiliate thereof), and any other Person under which the Company could be liable for any Taxes, or other claims of any Person, or for which the Company will have any liability shall be terminated as of the Closing Date and, after the Closing Date, any liabilities arising from such arrangements shall be handled in accordance with Section 5.3. The Company is not subject or a party to, or a partner or member of any, joint venture, partnership, limited liability company or other arrangement or contract that is treated as a partnership for federal income Tax purposes.
(j)    Seller is not (nor has it been) a party to any “reportable transaction” as defined in Code Section 6707A(c)(1) and Treasury Regulations Section 1.6011-4(b).
(k)    The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.
(l)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (C) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (D) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (E) installment sale or open transaction disposition made on or prior to the Closing Date; (F) prepaid amount received on or prior to the Closing Date; or (G) election under Code Section 108(i).
3.13    Intellectual Property. The operation of the Business does not infringe, misappropriate or otherwise violate in any material respect any Intellectual Property of any other Person. Except as set forth on Schedule 3.13, the Company does not own any Intellectual Property that is registered with or issued by, or that is the subject of a pending application before, any Governmental Authority. The Company owns or licenses all Intellectual Property necessary to carry on the Business as now being conducted.
3.14    Contracts. (a) Schedule 3.14(a) sets forth a complete list of each of the following agreements to which the Company is a party (collectively, the “Material Contracts”):
(i)    any option, purchase and sale contract or lease (whether real or personal property, equipment, machinery, or other assets, tangible or intangible) providing for annual payments to or by the Company of US$50,000 or more, excluding any such contracts that are terminable by the Company on not more than thirty (30) calendar days’ notice without payment by the Company of any penalty;
(ii)    contracts providing for payments to the Company of more than US$50,000 in any instance (or any contract providing for aggregate payments to the Company of more than US$50,000) for the purchase, sale, transport or sale of coal, materials, goods, supplies, equipment or services, excluding any such contracts that are terminable by the Company without penalty on not more than thirty (30) calendar days’ notice;
(iii)    partnership, limited liability company, joint venture agreements or other agreements involving a sharing of profits or expenses by the Company;
(iv)    any agreement with (A) any entity within the Seller Group or (B) any director or executive officer of an entity within the Seller Group or any Person who is an immediate relative of any such Person, or any combination of such Persons (each such agreement described in clauses (A) and (B), an “Affiliate Agreement”);
(v)    any collective bargaining agreement with any labor union in respect of any of the Company’s employees, including, without limitation, the San Juan Mine Employees;
(vi)    contracts providing for the employment, retention, bonus, severance, consulting or other service relationship with any of the Company’s employee or any current or former officer, manager, director, consultant or other Person requiring compensation by the Company;
(vii)    contracts governing Indebtedness or any guarantee thereof, or the imposition of an Encumbrance on any assets of the Company, other than Permitted Encumbrances;
(viii)    all contracts the primary purpose of which is for the Company to indemnify any Person or for the Company to assume any Tax, environmental or other Liability of any Person;
(ix)    contracts relating to Intellectual Property, pursuant to which the Company is licensed or otherwise permitted to use or hold for use any material rights under any Intellectual Property, including licenses of patent, trademark, trade secrets, copyright, or other Intellectual Property rights (but excluding licenses for “off-the-shelf” or “shrink-wrap” software), in each case involving a one-time or annual fee of US$50,000 or greater;
(x)    all powers of attorney or similar contracts involving the Company or the Company’s assets;
(xi)    contracts relating to information technology providing for payments by the Company of more than US$50,000 on an annual basis; and
(b)    Except as set forth on Schedule 3.14(b) and excluding the Excluded Contracts as of the Closing, (i) each Material Contract is in full force and effect, (ii) is a legal, valid and binding agreement of the Company and, to the Knowledge of Seller, each of the other Parties thereto, enforceable by or against the Company and, to the Knowledge of Seller, each of such other Parties thereto in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law); and (iii) no condition exists or event has occurred that (whether with or without notice or lapse of time or both) would constitute a default, an event of default (however described), breach, or breach of covenant or undertaking in any material respect by (x) the Company under any Material Contract or (y) to the Knowledge of Seller, any other Party to any Material Contract; and (iv) to the Knowledge of Seller, no party to any Material Contract has exercised any termination rights with respect thereto, and no such party has given notice of any significant dispute with respect to any Material Contract.
(c)    Seller has made available to Purchaser in the Data Room true, correct and complete copies of all of the Material Contracts and any amendments thereto or written waivers in respect thereof, except the Excluded Contracts and any contracts with PraxAir, Inc, Dugan or XTO; provided that Seller has made available the form employment agreement used for all San Juan Mine Employees and included any specific employment agreements for San Juan Mine Employees that have material variation from the form employment agreement.
(d)    There are no non-competition or non-solicitation agreements or any similar agreements or arrangements that could restrict or hinder the operations or conduct of the Business or the use of its properties or assets or any “earn-out” agreements or arrangements (or any similar agreements or arrangements) to which the Company is a party or may be subject or bound.
3.15    Environmental Matters. Except as set forth on Schedule 3.15:
(a)    The Company (i) is, and for a period of three (3) years prior to the date hereof has been, in compliance with all Environmental Laws and (ii) has obtained and maintains all Governmental Approvals required for its operation of the Business and property by Environmental Laws, other than in each case of (i) and (ii) any non-compliance or failure to so obtain and maintain that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;
(b)    The Company has not received written notice of any pending or threatened material Environmental Claims during the three (3) year period prior to the date hereof and, to the Knowledge of Seller, there are no facts that would reasonably be expected to result in any such Environmental Claims;
(c)    No property currently owned or operated by the Company or asset owned or used by the Company or in which it has or had an interest is listed or proposed for listing on the CERCLA National Priorities List or CERCLIS list or any similar Governmental Authority’s published list of sites at which Remediation is or may be necessary; and
(d)    There is no outstanding written Governmental Order affecting the Company and relating to any Environmental Law.
(e)    To the Knowledge of Seller, the Company, and any other Person for whose conduct the Company is or could be held responsible have not permitted or conducted or is aware of any material Release of Hazardous Materials on, in, under the Leased Real Property or the Owned Real Property, any other asset in which the Company has or had an interest or properties where CCR was transported, stored, buried, managed, or disposed by the Seller, Company or any other Person for whose conduct any of them is or could be held responsible, with Environmental Laws.
(f)    None of the Leased Real Property or the Owned Real Property contains any (i) aboveground or underground storage tanks or (ii) landfills, surface impoundments, or disposal areas.
(g)    Seller and the Company have made available to Purchaser copies of or for review all reports, studies, analyses or tests initiated by or on behalf of or in the possession of Seller and the Company within the last three (3) years pertaining to the environmental condition of Hazardous Materials in, on, or under the Leased Real Property and the Owned Real Property or concerning compliance by Seller, the Company, or any other Person for whose conduct any of them is or could be held responsible, with Environmental Laws.
3.16    Insurance. Schedule 3.16(a) lists (i) all current insurance policies held in the name of any Seller Group entity (a “Seller Group Insurance Policy”) that provides coverage to the assets and operations of the Company and (ii) all current insurance policies held in the name of the Company, specifying the insurer, amount of coverage and type of insurance. Except as set forth on Schedule 3.16, (A) (1) all such policies are in full force and effect (subject to changes made in the Ordinary Course of Business that will not materially reduce the coverage thereunder) and (2) other than the Seller Group Insurance Policies, which will remain in full force and effect until the Closing (at which time coverage thereunder will be discontinued with respect to the Company and the Business), will continue to be so on substantially similar terms immediately following the consummation of the Transaction and all premiums due thereon have been paid, (B) where applicable, the Company (or Seller Group entity holding such policy) has complied in all material respects with the provisions of such policies and no event has occurred which, with notice or the lapse of time, would constitute a breach or default under the policy, and (C) the Company has not received any written or other notice from any of its insurance brokers or carriers that such broker or carrier has cancelled or terminated coverage or will not be willing or able to renew their existing coverage. Except as set forth on Schedule 3.16(b), there are no claims outstanding under any insurance policy listed on Schedule 3.16 and relating to the Business in excess of US$50,000, and, to the Knowledge of Seller, no event has occurred which would reasonably be expected to give rise to any such claim. Notwithstanding anything in this Section 3.16 to the contrary, no representations or warranties are made in this Section 3.16 with respect to, and Section 3.16 shall not be deemed to include any reference or apply to, any employee benefit plan insurance.
3.17    Royalties. Except as set forth on Schedule 3.17, to the Knowledge of Seller, all royalties owed by the Company have been paid and no written claim has been made by any party asserting a right to royalty payments. To the Knowledge of Seller, all Taxes subject to reimbursement under the UG-CSA and currently due and payable have been paid.
3.18    Personal Property. The Company has good and marketable title to, or holds by a valid, enforceable and existing lease or license with respect to, all material assets constituting personal property that are used by the Company to conduct the Business as conducted by it on the date hereof, free and clear of all Encumbrances, except for Permitted Encumbrances. On the Closing Date, and except for the Excluded Contracts, the assets of the Company are sufficient for the operation of the Business as conducted by it on the date hereof.
3.19    Real Property

(a) Leased Real Property. Schedule 3.19(a) lists all material real property and water rights, rights to water and other material interests and possessory estates in land, including material coal, mining and surface rights, easements, rights of way and options (other than Permits), and all material rights of the Company to timber, and natural gas (including coalbed methane and gob gas), leased or subleased by the Company (the “Leased Real Property”). To the Knowledge of Seller, the Leased Real Property and the Owned Real Property constitute all of the real property interests necessary to operate the Business as conducted by the Company on the date hereof. With respect to each lease and sublease and except as otherwise specified on Schedule 3.19(a):
(i)    such lease or sublease agreement is in full force and effect in all respects and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law);
(ii)    the Company has a valid leasehold interest and possessory estate in all of its Leased Real Property and has a valid leasehold interest and possessory estate in all fixtures and improvements on such Leased Real Property, including, where applicable, all preparation plants or other coal processing facilities, load-out and other transportation facilities, in each case, free and clear of any Encumbrances, except for Permitted Encumbrances;
(iii)    (A) the Company is not in material default under any such lease or sublease, and no event has occurred that, with the passage of time or expiration of any grace period, would constitute a material default of the Company’s obligations under such lease or sublease; (B) to the Knowledge of Seller, no other party to any such lease or sublease is in material default thereunder; and (C) the Company has not received a written or other notice of default with respect to such lease or sublease whether pertaining to a contract or a property right of any other party or Person;
(iv)    there are no written or oral modifications to such lease agreements, leasehold estates, or conveyances of possessory interests, or any course of dealing or business operations that can be construed as a material modification to such lease agreements, leasehold estates, or conveyances of possessory interests; and
(v)    no such lease or sublease agreement, leasehold estate, or conveyance of possessor interests has been mortgaged, deeded in trust, or subjected to any other Encumbrance, except for Permitted Encumbrances by the Company.
(b)    Owned Real Property. Except as listed on Schedule 3.19(b) (the “Owned Real Property”), the Company does not own any other interests or estates in real property.
3.20    Intercompany Accounts; Transactions with Affiliates. Schedule 3.20 contains a complete list of all intercompany balances between any entity within the Seller Group, on one hand, and the Company, on the other hand (each such account, an “Intercompany Account”). Except as set forth on Schedule 3.20, or as contemplated by the Transaction Documents, (i) the Company is not Party to any contract, agreement, commitment or other arrangement (in each case, whether written or oral) with an entity within the Seller Group, (ii) no entity within the Seller Group has any interest in any of the Business or property or assets used by the Company, (iii) no entity within the Seller Group provides any services to the Company, (iv) the Company does not owe any amount to any entity within the Seller Group nor has it committed to make any loan or extend or guarantee credit to or for the benefit of any entity within the Seller Group, (v) no entity within the Seller Group owes any amount to the Company nor any of such entities has committed to make any loan or extend or guarantee credit to or for the benefit of the Company, and (vi) no entity within the Seller Group has any claim or cause of action against the Company. No employee, officer, director, manager, stockholder, partner, principal or member of the Company or any or any of their respective Affiliates, including, without limitation, family members (collectively, “Related Persons”) (i) owes any amount to the Company nor does the Company owe any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with the Company (whether written or oral), or (iii) owns any property or right, tangible or intangible, that is used by the Company.
3.21    No Brokers’ or Other Fees. No Person has acted directly or indirectly as a broker, finder, investment banker, financial advisor, agent or similar intermediary for or on behalf of Seller or the Company or any of their respective Affiliates in connection with this Agreement and the Transaction, and no Person is entitled to any fee or commission or like payment, including, without limitation, broker’s and finder’s fees, in connection with this Agreement and the Transaction, based upon any agreement, arrangement or other understanding made by or on behalf of Seller or the Company nor otherwise as a result of Seller’s or Company’s actions.
3.22    FCPA. None of the Company nor any of the Company’s directors, officers or employees have made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to (a) any foreign official (as such term is defined in the U.S. Foreign Corrupt Practices Act (the “FCPA”)) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a Governmental Authority or (b) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Authority, in the case of both (a) and (b) above in order to assist the Company or any of its affiliates to obtain or retain business for, or direct business to the Company or any of its affiliates, as applicable.
3.23    Existing Bonds. Schedule 3.23 contains a true and complete list of all Existing Bonds and, to the Knowledge of Seller, the Existing Bonds are all bonds necessary to operate the Business as conducted by the Company on the date hereof.
3.24    Labor and Employment Related Matters.
(a)    Except as set forth on Schedule 3.24(a), no material labor or employment related dispute exists or has been threatened against or involving the Company alleging any claim relating to any current or former officers, directors, employees, independent contractors, consultants or agents. The Company is in compliance, in all material respects, with all Laws relating to employment and employment practices and terms and conditions of employment including, but not limited to those Laws relating to payment of wages, benefits, discrimination, harassment, retaliation, protected leave rights, disability, reasonable accommodation, employee safety, immigration, fair employment practices, and proper exemption classifications for employees.
(b)    Certain employees of the Company are represented by the International Union of Operating Engineers, Local 953 (the “Union”) pursuant to that certain Underground Collective Bargaining Agreement effective from May 1, 2011 through April 30, 2017 (“Underground CBA”) and that certain surface Collective Bargaining Agreement effective from February 1, 2013 through January 31, 2018 (“Surface CBA”) (collectively the Underground CBA and Surface CBA are referred to as the “CBA”).

Other than the Union and CBA, employees of the Company are not represented by a labor union, nor are any collective bargaining agreements otherwise in effect with respect to such employees. There has been no demand, made or threatened for recognition by any labor union, other than the Union. Except as set forth on Schedule 3.24(a), there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending, or threatened, against or involving the Company.
(c)    The Company is not delinquent in payments to any of its employees for any wages, salaries, bonuses, vacation pay, paid time off, or other direct or indirect compensation for any services performed by them through the date hereof or amounts required to be reimbursed to such employees, if any, and the Company is not liable for any arrears in the payment of wages, Taxes or penalties for failure to comply with any of the foregoing.  The Company has provided to each employee in connection with each payroll period all applicable wage statements, pay stubs, or other written records as may be required by applicable Law and have properly maintained all wage and hour or other time records as may be required by any applicable Law.
(d)    Schedule 3.24(d) lists the following information for each San Juan Mine Employee, including each employee on leave of absence or layoff status: employer, name, job title, date of hiring, date of commencement of employment, details of leave of absence or layoff, rate of compensation, bonus arrangement, vacation, sick time, and personal leave accrued as of April 30, 2015, and service credited for purposes of vesting and eligibility to participate under any Employee Plan.
(e)    Schedule 3.24(e) lists the following information for every independent contractor or consultant of the Company: name, responsibilities, date of engagement, and compensation.
3.25    Employee Benefits.
(a)    Schedule 3.25(a) lists each “employee benefit plan” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code that (i) is maintained or contributed to by the Company and (ii) provides benefits to, or describes policies or procedures applicable to, any current or former employee, officer, director or service provider of the Company, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof (each, an “Employee Plan”).
(b)    Seller has delivered to Purchaser copies of the documents comprising each Employee Plan (or, with respect to an Employee Plan which is unwritten, a detailed written description of eligibility, participation, benefits, funding arrangements, assets, and any other matters that relate to the obligations of the Company thereunder) and all summary plan descriptions, summaries of material modifications and employee handbooks regarding each Employee Plan.
(c)    Except as set forth in Schedule 3.25(c), all amounts owed by the Company under the terms of any Employee Plan have been timely paid in full. Except as set forth in Schedule 3.25(c), each Employee Plan that provides health or welfare benefits is fully insured, and any incurred but not reported claims under each such Employee Plan that is not fully insured have been properly accrued. The Company has no obligation to fund and no Company Plan is subject to any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. Each Company has paid in full all required insurance premiums, subject only to normal retrospective adjustments in the Ordinary Course of Business, with regard to each Employee Plan.

(d)    The Company has complied with the applicable continuation requirements for each Employee Plan, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA (“COBRA”) and (ii) any applicable state Law mandating welfare benefit continuation coverage for employees.
(e)    The form of each Employee Plan is in compliance in all material respects with the applicable terms of ERISA, the Code, and any other applicable Law, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993, and the Health Insurance Portability and Accountability Act of 1996, and each Employee Plan has been operated in compliance with such Legal Requirements and the written Employee Plan documents (including proper classification of employees and independent contractors). To Seller’s Knowledge, neither the Company nor any fiduciary of an Employee Plan have violated the requirements of Section 404 of ERISA. Each required report and description of an Employee Plan (including IRS Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions, and Summaries of Material Modifications) have been (to the extent required) timely filed with the IRS, the United States Department of Labor, or other Governmental Authority and distributed as required, and all notices required by ERISA or the Code or any other Law with respect to each Employee Plan have been appropriately given. The Company has no unfunded liability with regard to any defined benefit plan as required by Section 412 of the Code and Title IV of ERISA, neither the Company nor any employer, trade or business that would be treated as a single employer with the Company under Section 414 of the Code has nor or at any time within the previous six years contributed to, sponsored or maintained any “multiemployer plan” within the meaning of Section 3(37) of ERISA, and all accrued contributions to the 401(k) and profit-sharing plans have been or will be made before Closing.
(f)    Except as set forth in Schedule 3.25(f), there are no pending or unresolved Proceedings relating to any Employee Plan and, to the Knowledge of Seller, no such Proceeding is threatened. To the Knowledge of Sellers, no event has occurred or circumstance exists that could give rise to or serve as a basis for the commencement of any such Proceeding.
3.26    NO OTHER REPRESENTATIONS OR WARRANTIES. (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III AND IN THE DISCLOSURE SCHEDULE, (I) SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, (II) THERE ARE NO EXPRESS OR IMPLIED CONDITIONS IN RESPECT OF SELLER OR THE COMPANY OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITHOUT LIMITATION, ANY WARRANTIES EXPRESS OR IMPLIED WITH RESPECT TO THE SUFFICIENCY, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH ASSETS, AND (III) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE EXISTENCE, NATURE, LOCATION, AMOUNT OR VALUE OF ANY MINERALIZATION, MINERAL RESERVES OR RESOURCES OR WHETHER ANY NECESSARY PERMITS CAN BE OBTAINED IN A TIMELY MANNER OR WHETHER ANY MINING CAN BE DONE ECONOMICALLY OR AS TO THE COST OR TIME REQUIRED TO OPERATE AND MAINTAIN ANY MINE OR PERFORM RECLAMATION, AND ANY SUCH IMPLIED REPRESENTATIONS, WARRANTIES OR CONDITIONS ARE HEREBY EXPRESSLY DISCLAIMED. ONLY PURCHASER AND PURCHASER’S SUCCESSORS AND PERMITTED ASSIGNS MAY RELY ON THE REPRESENTATIONS SET FORTH IN ARTICLE III. PURCHASER FURTHER ACKNOWLEDGES AND AGREES, FOR ITSELF AND ITS AFFILIATES THAT NONE OF SELLER, THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO THE PURCHASER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER OR ANY OTHER PURCHASER PARTY, OR THE PURCHASER'S USE OF, ANY INFORMATION, DOCUMENT OR MATERIAL MADE AVAILABLE

TO THE PURCHASER OR ANY OF ITS REPRESENTATIONS IN THE DATA ROOM, IN PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND THE PURCHASER HAS NOT RELIED ON ANY SUCH INFORMATION, DOCUMENT OR MATERIAL.
(B)    EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV, SELLER IS NOT RELYING ON ANY STATEMENT, REPRESENTATION OR WARRANTY, ORAL OR WRITTEN, EXPRESS OR IMPLIED, CONCERNING PURCHASER, INCLUDING, BUT NOT LIMITED TO, ANY REPRESENTATION OR WARRANTIES WHATSOEVER AS TO THE PROSPECTS (FINANCIAL OR OTHERWISE) OF PURCHASER. SELLER FURTHER ACKNOWLEDGES AND AGREES, FOR ITSELF AND ITS AFFILIATES THAT NEITHER PURCHASER NOR ANY OF ITS AFFILIATES WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO ANY PERSON WHATSOEVER, OTHER THAN SELLER AND SELLER’S SUCCESSORS AND PERMITTED ASSIGNS, RESULTING FROM, ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTION DOCUMENTS TO WHICH PURCHASER IS A PARTY AND/OR THE TRANSACTION.
ARTICLE IVREPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller that:
4.1    Organization. Purchaser is a Delaware corporation, duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Purchaser has the requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license unless the failure to have such qualification or license is not material to the business of Purchaser.
4.2    Authorization; Enforceability. Purchaser has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. Purchaser’s execution and delivery of this Agreement and the other Transaction Documents to which it is a party and Purchaser’s performance of its obligations hereunder and thereunder has been duly authorized by all necessary action on the part of Purchaser, and, upon such authorization, no other proceedings or actions by Purchaser are necessary to authorize or consummate this Agreement, the other Transaction Documents to which it is a party or the Transaction. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by all other parties thereto, constitute valid, legal and binding agreements of Purchaser and are enforceable against Purchaser in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).
4.3    No Conflicts or Approvals. Except as set forth on Schedule 4.3, the execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party and the consummation by Purchaser of the Transaction do not and will not (i) violate, conflict with or result in a breach by Purchaser of its Organizational Documents, (ii) violate, conflict with or result in a breach of, constitute a default by Purchaser, result in the acceleration of (or create an event, which, with notice or lapse of time or both, would constitute a default or result in the acceleration of) or require any consent or other action by any Person (other than Required Approvals) under, or give rise to any right of termination, modification, cancellation or acceleration or require any notice under, any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, arrangement or other instrument to which Purchaser or any of its properties or assets may be bound, or (iii) violate or result in a material breach of any Governmental Order or Law applicable to Purchaser or any of its properties or assets, (iv) require any consent, approval, authorization or filing with or notification to any Governmental Authority. Purchaser makes no representation or warranty as to whether the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transaction are subject to the notification requirements of the HSR Act.
4.4    Permit Blocking. Purchaser has not been notified by the U.S. Office of Surface Mining Reclamation and Enforcement or by the New Mexico Mining and Minerals Division, that Purchaser (i) is ineligible to receive surface mining permits or (ii) is under investigation to determine whether its eligibility to receive a SMCRA Permit (or any equivalent permits under any state programs authorized pursuant to SMCRA) should be revoked, and to the Knowledge of Purchaser, no such notification has been threatened.
4.5    Qualification as Lessee; Coal Acreage Limitations.
(a)    Purchaser is qualified in every respect to take, hold, own and control federal and state coal and mineral leases in accordance with applicable Law. The acquisition, directly or indirectly, by Purchaser of the Company will not cause Purchaser to violate any limitations or parameters imposed under applicable Law.
(b)    As of the Closing Date, after giving effect to the purchase of the Company, Purchaser will not exceed the coal acreage lease or Permit limit set forth in 30 U.S.C. Section 184.
(c)    Purchaser has not been notified by the U.S. Office of Surface Mining Reclamation and Enforcement that it is (i) ineligible to receive additional surface mining permits or (ii) under investigation to determine whether its eligibility to receive such permits should be revoked, and, to the Knowledge of Purchaser, no such notification has been threatened.
4.6    Independent Review. Purchaser and its representatives have had full access to and opportunity (i) to review (A) the information available in the Data Room and otherwise provided by the Seller, the Company and their representatives; (B)  the San Juan Property, Permits, Leased Real Property and personal property of the Company; (C) the operations related to the San Juan Property, and the Business of the Company; and (D) all such other materials and information as Purchaser, its Affiliates and its representatives have requested; and (ii) to ask questions of the management representatives and professional advisors of Seller and the Company, as Purchaser deemed necessary for its investigation, analysis and evaluation of the Company, the San Juan Property and the Transaction and to make Purchaser’s independent decision to consummate the Transaction and acquire the Shares.
4.7    Financial Ability.
(a)    Purchaser has delivered to Seller and PNM a true, correct and complete copy of an executed financing letter dated June 15, 2015 (including all annexes, exhibits, schedules and other attachments thereto, the “Financing Letter”) from BMO Capital Markets Corp. (collectively, the “Lenders”), relating to the intention of the Lenders to provide the full amount of financing stated therein on the terms contemplated thereby (the “Financing”). Except as set forth in the Financing Letter, there are no conditions precedent to the stated intention of the Lenders to provide the Financing or any contingencies that would necessarily cause the Lenders to reduce the total amount of the Financing.

(b)    The Financing, when funded in accordance with the Financing Letter, shall provide Purchaser with cash proceeds on the Closing Date sufficient to consummate the transactions contemplated by this Agreement. Purchaser has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it in the Financing Letter at the Closing; provided that, Purchaser is not making any representation regarding the accuracy of the representations and warranties set forth in Article III, or the failure of Seller to perform its obligations hereunder.
(c)    Immediately preceding the Closing, Purchaser will have an amount in cash sufficient to consummate the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, Purchaser’s obligation to consummate the transactions contemplated by this Agreement is not, in any way, conditioned on Purchaser having sufficient funds or the consummation of the Financing in accordance with the Financing Letter.
(d)    The Financing Letter has not been amended, restated or otherwise modified or waived on or prior to the date of this Agreement and the respective intentions contained in the Financing Letter have not been withdrawn, modified or rescinded on or prior to the date of this Agreement.
(e)    There are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Letter. Other than the Financing Letter, there are no other contracts, arrangements or understandings (written or oral) directly or indirectly related to the Financing (except for customary fee letters and engagement letters, a copy of each of which has been provided to Seller and PNM).
(f)    (i) No event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Financing Letter, (ii) Purchaser is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Purchaser in the Financing Letter inaccurate, and (iii) Purchaser has no reason to believe that any of the conditions in the Financing Letter will fail to be timely satisfied or that the full amount of the Financing will not be funded at the Closing.
(g)    Purchaser has fully paid any and all commitment fees or other fees required by the terms of the Financing Letter to be paid on or before the date of this Agreement.
4.8    NO OTHER REPRESENTATIONS OR WARRANTIES. (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, PURCHASER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY.
(B)    EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III AND THE DISCLOSURE SCHEDULE, PURCHASER IS NOT RELYING ON ANY STATEMENT, REPRESENTATION OR WARRANTY, ORAL OR WRITTEN, EXPRESS OR IMPLIED, CONCERNING THE COMPANY, INCLUDING BUT NOT LIMITED TO ANY REPRESENTATION OR WARRANTIES WHATSOEVER AS TO THE PROSPECTS (FINANCIAL OR OTHERWISE) OR THE VIABILITY OR LIKELIHOOD OF SUCCESS OF THE BUSINESS AFTER THE CLOSING, WHETHER OR NOT CONTAINED IN ANY DISCLOSURE MATERIAL PROVIDED BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, EQUITY HOLDERS, MEMBERS, PARTNERS, REPRESENTATIVES, ADVISORS OR OTHERWISE. THE PURCHASER FURTHER ACKNOWLEDGES AND AGREES, FOR ITSELF AND ITS AFFILIATES THAT NONE OF THE SELLER, THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER OR ANY OTHER PURCHASER PARTY, OR THE PURCHASER'S USE OF, ANY INFORMATION, DOCUMENT OR MATERIAL MADE AVAILABLE TO THE PURCHASER OR ANY

OF ITS REPRESENTATIONS IN THE DATA ROOM, IN PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE PURCHASER HAS NOT RELIED ON ANY SUCH INFORMATION, DOCUMENT OR MATERIAL.
(C)    PURCHASER ACKNOWLEDGES THAT, SHOULD THE CLOSING OCCUR, PURCHASER SHALL ACQUIRE THE COMPANY WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE COMPANY’S ASSETS, ON AN “AS IS” AND “WHERE IS” BASIS, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III AND THE DISCLOSURE SCHEDULE.
ARTICLE VCOVENANTS OF THE PARTIES
5.1    Conduct of Business During the Interim Period.
(a)    During the Interim Period, except as disclosed on Schedule 5.1(a) or with the prior written consent of Purchaser, Seller will: (A) use its Commercially Reasonable Efforts to cause the Company to operate the Business in the Ordinary Course of Business, in accordance with prudent mining standards and practices and consistent with the operating plan described on Schedule 5.1 (the “Interim Operating Plan”), and in compliance with all Laws (including Environmental Laws), Governmental Orders, Material Contracts and Material Permits, (B) use its Commercially Reasonable Efforts to ensure that the obligations of the Company will be paid or performed when due (and that the Company will not change in any material respect its practices in connection with the payment of accounts payable in respect of its purchases), (C) use its Commercially Reasonable Efforts to cause the present organization and business relationships and customer relationships of the Company to be preserved and their respective rights and operations to be maintained in all material respects, (D) use its Commercially Reasonable Efforts to cause the Company to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by the Company, (E) use its Commercially Reasonable Efforts to cause the Company to maintain, renew, keep in full force and effect and preserve its corporate existence, business organization and material rights, franchises, Permits and licenses and (F) promptly notify Purchaser of any Proceeding pending (or to the Knowledge of Seller, threatened) against the Company, the Company’s assets and/or the Business that, if adversely decided against the Company could have a Material Adverse Effect.
(b)    During the Interim Period, except as disclosed on Schedule 5.3(b) or with the prior written consent of Purchaser, Seller will not: (A) cause the Company to make any capital expenditure, merger or other fundamental change, significant disposition or significant acquisition that is not included in the Interim Operating Plan, (B) amend the Organizational Documents of the Company, (C) cause the Company to make any material change in any method of accounting or in any of its accounting practices, (D) cause the Company to enter into any contract that would constitute a Material Contract, (E) cause the Company to amend or terminate any Material Contract other than as expressly contemplated by this Agreement, or (F) cause the Company to incur or otherwise become liable for any indebtedness for borrowed money that will remain outstanding as of the Closing or amend or terminate any instrument governing indebtedness of the Company outstanding as of the date hereof.
5.2    Access; Cooperation and Further Assurances; Notice of Developments; Real Property Review.
(a)    During the Interim Period, Seller will cause the Company to afford Purchaser and its officers, employees, accountants, counsel and other authorized representatives, access, during normal business hours and in accordance with the Company’s safety protocols, to the Company and its properties, contracts, documents, dates, commitments, books and records and to make copies of such books, records, contracts, data, information and documents as Purchaser may reasonably request; provided, however, that nothing in this Section 5.2(a) or elsewhere in this Agreement shall be construed to require Seller to prepare any reports, analyses, appraisals, opinions or other information or to require Seller to allow Purchaser or its officers, employees, accountants, counsel and other authorized representatives to conduct environmental sampling of any kind at any real property used by the Company in connection with the Company’s operations without the prior written consent of Seller (which may be withheld in Seller’s sole discretion). Subject to compliance with applicable Law, during the Interim Period, Seller shall, and shall cause the Company to, confer with Purchaser on a regular and frequent basis to report operational matters and the general status of ongoing operations and Business of the Company.
(b)    Prior to and following the Closing, Seller and Purchaser will from time to time, execute and deliver such additional instruments, documents, assignments, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by the other Party to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the Transaction. Without limiting the foregoing, Seller and Purchaser shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with or notification to, any Governmental Authority is required in connection with this Agreement and the consummation of the Transaction, and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
(c)    From the date hereof until the Closing Date, Seller and Purchaser shall notify the other and PNM in writing if either Party acquires Knowledge of any fact or condition that causes the Closing Conditions of the non-breaching Party, as applicable, to be incapable of being satisfied or that may make the timely satisfaction of any of its covenants or conditions set forth in this Agreement impossible or unlikely. Should any such fact or condition require any change in the Disclosure Schedule (or the addition of one or more schedules to describe one or more exceptions to the representations and warranties set forth in Article III) if such Disclosure Schedule were dated the date of the occurrence or discovery of any such fact or condition, the Seller shall promptly deliver to the Purchaser and PNM a supplement to the Disclosure Schedule specifying such change(s). If the non-breaching Party has the right to terminate this Agreement pursuant to Section 8.1(b) as a result of such breach following the delivery of any notification or supplement pursuant to this Section 5.2(c) and does not do so within ten (10) Business Days, then all such disclosures included in such notification or supplement or any other notification or supplement delivered pursuant to this Section 5.2(c) delivered to the non-breaching Party prior to the first day of such ten (10) Business Day period shall be deemed accepted by the non-breaching Party and the conditions to Closing set forth in Section 6.1 and Section 7.1, as applicable, shall be deemed waived with respect to the matters so disclosed in any such notification or supplement, and the disclosure relative to any representations and warranties in this Agreement shall be deemed modified or supplemented as indicated in all such notifications and supplements. The Purchaser also hereby acknowledges and agrees that in no event shall the Seller have any liability whatsoever for, nor may the Purchaser invoke the failure of any Closing Condition or any termination right hereunder as a result of, any breach of any representation, warranty of covenant to the extent that the Purchaser had any Knowledge of such breach either on or prior to the date hereof.
(d)    During the Interim Period, each of Seller, Purchaser and PNM will give prompt written notice to the others upon (a) receipt of any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Documents, (b) acquiring Knowledge of any Proceeding commenced or threatened against, relating to or involving or otherwise affecting the Company or, to the extent the subject matter of such Proceeding is directly related to the transactions contemplated by this Agreement, Seller or any of their respective Affiliates, or (c) receipt of any written notice from any Governmental Authority directly in connection with the transactions contemplated by the Transaction Documents.
(e)    (i)    From and after the date of this Agreement until 5:00 p.m. Mountain time on the date that is ninety (90) days after the date of this Agreement (such date and time referred to herein as the “Real Property Review Deadline”), Purchaser shall have the right to: (A) obtain a title commitment (a “Title Commitment”) covering the Leased Real Property and any real property listed on Schedule 3.19(a) of this Agreement (collectively, the “Real Property”); (B) obtain a current survey (the “Survey”) of the Real Property by a licensed New Mexico surveyor; (C) examine title to the Real Property; and (D) notify Seller in writing (the “Title Objection Notice”) of any matters of title to which Purchaser objects (the “Title Objections”).
(ii)    If Purchaser timely delivers to Seller a Title Objection Notice, then Seller shall use Commercially Reasonable Efforts prior to the Closing Date to resolve Purchaser’s Title Objections.
(iii)     If Purchaser either does not object to any particular title or survey matter (whether by a failure to obtain the Title Commitment or Survey, to investigate such title or survey matters, or to object timely to such matters) or waives (or is deemed to have waived) any particular objection to title or survey matters, then Purchaser shall be deemed to have waived all objections contained in the Title Commitment and Survey or otherwise appearing of record or which would be reflected on a current and accurate survey of the Real Property. Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, Purchaser’s obligation to consummate the transactions contemplated by this Agreement is not, in any way, conditioned on Seller having resolved Purchaser’s Title Objections.
5.3    Tax Matters
(a)    Tax Returns. Seller shall prepare, or cause to be prepared, and timely file, or cause to be timely filed: (i) all income Tax Returns of the Company required to be filed for Pre-Closing Date Tax Periods, regardless of whether such income Tax Returns are filed before, on, or after the Closing Date; (ii) all other Tax Returns of the Company that are filed, or required to be filed (taking into account any valid extension of time to file), on or before the Closing Date; and (iii) any amendments to the Tax Returns described in clauses (i) or (ii) of this sentence (“Seller-Prepared Returns”). All Seller-Prepared Returns shall be prepared, and all determinations necessary to give effect to the foregoing allocations shall be made, in a manner consistent with prior practice of the Business and the Company to the extent permitted by applicable Law and in a manner that does not materially distort as between pre-Closing and post-Closing periods. Purchaser shall prepare, or cause to be prepared, and shall timely file, or cause to be timely filed all Tax Returns of the Company not described in the immediately preceding sentence (“Purchaser-Prepared Returns”). Subject to Seller’s right to payment pursuant to Section 2.1(h) and subject to Section 5.3(b), Seller shall be liable for (and, subject to the limitation set forth in Section 5.3(i), indemnify Purchaser and hold it harmless from and against) and shall pay all Taxes due with respect to Seller-Prepared Returns, and Purchaser or Company shall be liable for (and, subject to the limitation set forth in Section 5.3(b), indemnify Seller and hold it harmless from and against) and pay all Taxes due with respect to Purchaser-Prepared Returns. Seller shall provide copies of all Seller-Prepared Returns to Purchaser at least five (5) Business Days before the filing of each such Seller-Prepared Return. All refunds that may be received by the Company or Seller that would be payable to either or both of the Utilities without regard to this Agreement shall be paid to the Utilities and Seller shall have no right to such refunds, whether such refunds relate to Seller-Prepared Returns or Straddle Period Returns.

(b)    Straddle Period Returns. Any Tax Return (other than an income Tax Return or a Tax Return for any Transfer Tax described in Section 2.4) filed for a taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”) shall be referred to as a “Straddle Period Return”):
(i)    All Straddle Period Returns shall be Purchaser-Prepared Returns. Purchaser shall provide to Seller a copy of any such Straddle Period Return, together with a written calculation (in accordance with Section 5.3(c)) determining the portion of the Tax for such Straddle Period that is allocable to the portion of the Straddle Period preceding and including the Closing Date, and Seller shall promptly reimburse and, subject to the limitation set forth in Section (i), indemnify Purchaser for and hold it harmless from and against such portion of the Tax (except to the extent that Seller is entitled to payment for such portion pursuant to Section 2.1(h) of this Agreement), subject to the rights of Seller set forth in Section 5.3(b)(ii).
(ii)    Notwithstanding any provision in this Agreement to the contrary, if Seller disagrees with the calculation or allocation of Tax pursuant to a Straddle Period Return, Seller shall notify Purchaser of such disagreement within five (5) calendar days of receiving the calculation set forth in Section 5.3(b)(i) and the Parties shall negotiate in good faith to resolve such disagreement. If the Parties are unable to resolve such disagreement within thirty (30) days of Seller’s notice to Purchase of its disagreement, such disagreement shall be determined by an accounting firm of international reputation that is mutually agreeable to Purchaser and Seller (the “Tax Accountant”). Provided, however, if such accounting firm has provided services to Purchaser or Seller within the past sixty (60) months preceding such dispute between the Parties, that accounting firm may not be used if the Party not receiving services objects to the selection of that accounting firm. The Tax Accountant shall resolve such Tax dispute among and between the Parties contemplated by this Section 5.3(b). The Tax Accountant’s determination and resolution of the Tax dispute among and between the Parties contemplated by this Section 5.3(b) shall be final. The fees and expenses of the Tax Accountant shall be divided equally by Purchaser and Seller with each Party paying its allocated one-half of the expenses. If the Tax Accountant does not resolve any differences between Purchaser and Seller with respect to such Straddle Period Return at least five (5) calendar days prior to the due date therefor, such Straddle Period Return shall be filed as prepared by Purchaser and the Tax Accountant’s resolution shall control the rights of the parties under this Agreement.
(c)    Calculation of Taxes for Straddle Period Returns. Except with respect to ad valorem property Taxes, Taxes accruing and payable for the Pre- Closing Date Tax Period (the “Pre- Closing Date Taxes”) for Straddle Period Returns shall be calculated as though the taxable period of the Company terminated as of the close of business on the Closing Date. In the case of ad valorem property Taxes, Pre- Closing Date Taxes shall be equal to the amount of ad valorem property Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the total number of calendar days from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the total number of calendar days in the Straddle Period. All Straddle Period Returns shall be prepared, and all determinations necessary to give effect to the foregoing allocations shall be made, in a manner consistent with prior practice of the Business and the Company to the extent permitted by applicable Law.
(d)    Tax Return Amendments. After the Closing Date, the Purchaser or any Affiliate shall not amend, materially modify or otherwise change any Tax Return of the Company for any Pre-Closing Date Tax Periods or Straddle Periods, without the prior written consent of Seller.
(e)    Cooperation. Seller, Purchaser, and the Company shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 5.3 and any Tax Proceeding (as defined below). Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle or finally resolve any Tax Proceeding, the retention and (upon the other Party’s request) the provision of records, documents and information which are reasonably relevant to any such Tax Proceeding or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereby. The Party requesting assistance hereunder shall reimburse the other Party for reasonable out-of-pocket expenses incurred in providing such assistance.
(f)    Tax Proceedings.
(i)    Within three (3) Business Days of receipt of any proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the Company, for any Tax Period ending on or before the Closing Date or involving a Straddle Period Return (each, a “Tax Proceeding”), the Purchaser shall notify the Seller in writing of the Tax Proceeding. After the Closing, Seller shall within three (3) Business Days of the receipt of any Tax Proceeding involving the Company notify Purchaser in writing of any Tax Proceeding. Notices required to be given by or to Purchaser or Seller shall contain factual information (to the extent known to Seller or Purchaser, as the case may be) describing the asserted Tax Liability in reasonable detail, and shall include copies of any notice or other document received from any Governmental Authority in respect of any such asserted Tax Liability.
(ii)    In the case of a Tax Proceeding that relates solely to any Pre-Closing Date Tax Period, but excluding any Straddle Periods, Seller shall have the right to direct and control the conduct of such Tax Proceeding, provided Purchaser shall have the right to meaningfully participate (at Purchaser’s own expense) in any such Tax Proceeding. Purchaser’s right to participate shall include, but shall not be limited to, the right to receive copies of all correspondence from any Governmental Authority relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any Tax Proceeding, and Seller shall consider in good faith any comments provided by Purchaser. Seller may elect to waive Seller’s right under this Section 5.3(f)(ii) to direct and control any Pre-Closing Period Tax Proceeding. In the event Seller waives its right to direct and control any Pre-Closing Period Tax Proceeding, Purchaser shall assume control of such Tax Proceeding. Upon such a waiver, Seller shall have the right to meaningfully participate (at Seller’s own expense) in any such Tax Proceeding. Seller’s right to participate shall include, but shall not be limited to, the right to receive copies of all correspondence from any Governmental Authority relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any Tax Proceeding, and Purchaser shall consider in good faith any comments provided by Seller. Neither Purchaser nor the Company may settle or compromise any Tax Proceeding for any Pre-Closing Date Tax Period that would result in any Liability of Seller for Taxes without prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
(iii)    In the case of a Tax Proceeding that relates to any Straddle Periods, Purchaser shall have the right to control the conduct of such Tax Proceeding, provided Seller shall have the right to meaningfully participate (at Seller’s own expense) in any such Tax Proceeding involving any asserted Tax Liability for such Straddle Period with respect to which payment may be sought from the Seller pursuant to this Agreement. Seller’s right to participate shall include, but shall not be limited to, the right to receive copies of all correspondence from any Governmental Authority relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any Tax Proceeding, and Purchaser shall consider in good faith any comments provided by Seller. Neither Purchaser nor the Company may settle or compromise any Tax Proceeding for any Straddle Period that would result in any Liability of Seller for Taxes without prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv)    The provisions of Section 5.3(f)(ii) and (iii) shall not apply with respect to any Tax Proceedings to the extent such Tax Proceedings relate to the Seller Consolidated or Combined Returns. Seller shall have the sole right to direct and control the conduct of any such Tax Proceeding.
(g)    Documentation. Purchaser and Seller further agree, upon request from the other Party, to use their Commercially Reasonable Efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transaction). Purchaser and Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Code Section 6043, or Code Section 6043A, or Treasury Regulations promulgated thereunder.
(h)    Overpayments and Refunds. Any overpayment or refunds or credits of Taxes or other similar benefits of the Company with respect to any Pre- Closing Date Tax Period, together with any interest paid or credit with respect thereto, shall be for the account of Seller. Purchaser shall within five (5) Business Days after receipt or entitlement thereto, pay or cause to be paid to Seller any such refund and the dollar value of any such credit or benefit. If Seller determines that the Company is entitled to file or make a claim for a refund or credit or a Tax Return providing for a refund or credit with respect to a Pre- Closing Date Tax Period, Seller shall be entitled to file or make such claim or Tax Return (solely at Seller’s expense) on behalf of the Company and shall control the prosecution of such claim (so long as such refund or credit is solely for the account of Seller). Purchaser shall cooperate with any reasonable request by Seller relating to filing or making such claim or Tax Return or prosecuting such claim, including but not limited to signing a claim for refund or an amended Tax Return.
(i)    Limitation on Indemnity. Seller’s indemnification obligation set forth in this Section 5.3 shall be limited to amounts owed for Taxes other than taxes or royalties that are reimbursable to SJCC under the UG-CSA or CCBDA. Further, Seller’s aggregate liability to Purchaser with respect to any indemnity obligations set forth in this Section 5.3 shall be limited to an amount equal to the Purchase Price.
(j)    Tax Election.
(i)    Purchaser is considering making an election under Section 338(h)(10) of the Code (and any corresponding election under state or local law) with respect to its purchase hereunder of all the issued and outstanding shares of SJCC and/or SJTC (collectively, the “338(h)(10) Election”). The decision whether to make the 338(h)(10) Election shall be solely that of Purchaser. If Purchaser determines to make such election, Seller hereby agrees to join with Purchaser in making the 338(h)(10) Election, and, in such case, Seller shall include any income, gain, loss, deduction, or other tax item resulting from the 338(h)(10) Election on its Tax Return to the extent required by applicable law, and Purchaser shall pay to Seller: (A) an amount equal to any additional Taxes imposed on Seller attributable to the making of the 338(h)(10) Election (including an amount equal to any additional Taxes on the amount described in this clause (A)) such that Seller will be in the same after-tax position following receipt of such payment as if no 338(h)(10) Election had been made; and (B) any reasonable costs and expenses incurred by Seller in joining with Purchaser in making the 338(h)(10) election, including reasonable accounting and legal fees. To facilitate the 338(h)(10) Election, Seller shall deliver to Purchaser at Closing two duly executed IRS Forms 8023, one with respect to SJCC and the other with respect to SJTC (collectively, “Form 8023”), electing to treat Purchaser’s purchase hereunder of all the issued and outstanding shares of SJCC, on the one hand, and SJTC, on the other hand, as qualified stock purchases under Section 338(h)(10) of the Code and shall take such other actions as may be reasonably requested by Purchaser to facilitate the 338(h)(10) Election, including joining in filing any comparable forms or other documents with respect to any state or local tax elections. Purchaser shall provide executed copies of Form 8023 to Seller within ninety (90) days after Closing. If Purchaser determines not to make the 338(h)(10) Election with respect to SJCC and/or SJTC, Purchaser shall return to Seller the originally executed Form 8023 for SJCC and/or SJTC, as applicable, and all copies thereof.
(ii)    Within 60 days after Closing, Purchaser shall send to Seller allocations of the Purchase Price among the assets of SJCC and SJTC, together with the relevant documentation, including all information required for completion of Form 8883. Such allocation shall be final and binding on Seller unless, within ten Business Days after the date of delivery by Purchaser of such allocation, Seller delivers to Purchaser a written request for changes to such allocation. If Seller delivers such a request, then Seller and Purchaser shall undertake in good faith to resolve the issues raised in such request within 30 days after receipt of such written request for changes by Purchaser. If Seller and Purchaser are unable to resolve any such issue within the 30-day period, Purchaser shall engage the Tax Accountant to resolve the dispute. The determination of the Tax Accountant will be final and binding on the parties hereto. The costs and expenses of the Tax Accountant with respect to determining the allocation will be shared equally by Purchaser and Seller. Within 45 days of Seller’s receipt of such allocation of the Purchase Price, if Seller does not timely send a written request for changes to such allocation, or, if Seller does timely send a written request for changes to such allocation, within 30 days of the determination of the disputed items (either through the agreement of Purchaser and Seller or the determination by the Tax Accountant, as the case may be), Seller shall send to Purchaser a calculation of any additional Taxes imposed on Seller attributable to the making of the 338(h)(10) Election (computed separately with respect to SJCC, on the one hand, and SJTC, on the other hand), together with all relevant documentation, plus a calculation of the marginal tax rate at which any such payments to Seller will be taxed (the calculation of the amount of incremental taxes grossed up for the taxes payable with respect to such payments, the “Incremental 338(h)(10) Tax Calculation” and the amount payable by Purchaser to Seller pursuant to the Incremental 338(h)(10) Tax Calculation, as ultimately determined pursuant to this Section 5.3(j)(ii), the “Incremental 338(h)(10) Tax Amount”). The Incremental 338(h)(10) Tax Calculation shall be binding and final unless, within 30 calendar days after delivery of the Incremental 338(h)(10) Tax Calculation to Purchaser, Purchaser delivers to Seller written objection to the Incremental 338(h)(10) Tax Calculation (an “Incremental 338(h)(10) Tax Calculation Objection Notice”). If Purchaser delivers an Incremental 338(h)(10) Tax Calculation Objection Notice within the specified time, authorized representatives of Purchaser and Seller shall promptly negotiate in good faith to resolve such objections. If Purchaser and Seller are unable to reach an agreement with respect to the objections within 30 calendar days after delivery of the Incremental 338(h)(10) Tax Calculation Objection Notice, Purchaser shall engage the Tax Accountant to review the Incremental 338(h)(10) Tax Calculation and resolve the objections. The costs and expenses of the Tax Accountant with respect to determining Seller’s Incremental 338(h)(10) Tax Amount shall be paid by Purchaser. If there is no timely Incremental 338(h)(10) Tax Calculation Objection Notice as provided above, the Incremental 338(h)(10) Tax Calculation shall be the binding and final determination of the Incremental 338(h)(10) Tax Amount. If there is a timely Incremental 338(h)(10) Tax Calculation Objection Notice, the Incremental 338(h)(10) Tax Amount as revised, if applicable, by the agreement of Purchaser and Seller or by the Tax Accountant shall be the binding and final determination of the Incremental 338(h)(10) Tax Amount.
(iii)    Prior to Purchaser’s filing Form 8023 to make the 338(h)(10) Election with respect to its purchase of all the issued and outstanding shares of SJCC and/or SJTC, Purchaser shall pay to Seller the Incremental 338(h)(10) Tax Amount with respect to SJCC and/or SJTC, as applicable, as determined in Section 5.3(j)(ii); provided, however, that such payment need not be made prior to filing the 338(h)(10) Election if Seller did not timely provide the Incremental 338(h)(10) Tax Calculation as provided in Section 5.3(j)(ii) above (it being understood that when the Incremental 338(h)(10) Tax Amount for Seller is determined, Purchaser shall be responsible for such payment); and provided, further, that if Purchaser and Seller are still in the process of resolving the Incremental 338(h)(10) Tax Amount in accordance with

Section 5.3(j)(ii) at the time Purchaser makes the 338(h)(10) Election, Purchaser shall pay to Seller an estimate of the Incremental 338(h)(10) Tax Amount based on the Incremental 338(h)(10) Tax Calculation as provided by Seller. If the Incremental 338(h)(10) Tax Amount for Seller is ultimately determined to be a different amount, Purchaser or Seller, as applicable, shall pay to the other party the appropriate amount so that Seller has received the actual Incremental 338(h)(10) Tax Amount.
5.4    Further Actions.
(a)    During the Interim Period, Purchaser and Seller shall use their respective Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transaction as promptly as practicable, including the satisfaction of the Closing Conditions of such Party set forth in Article VI and Article VII, as applicable; provided that any obligation related to Permits shall be further subject to the terms of Section 5.7.
(b)    Without limiting the generality of Section 5.4(a), each Party promptly shall make all filings and submissions and take all other actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Authority with jurisdiction over the transactions contemplated hereby, including the HSR Act. Each Party shall furnish to the appropriate Governmental Authority all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby. The Parties shall, however, assert and permit the assertion of all applicable rights and privileges to withhold or prevent disclosure of information requested by any Governmental Authority, which is of a confidential or sensitive nature and not expressly and unambiguously required by applicable Law, including permitting a Party to intervene and be heard, and otherwise cooperating fully with that Party in any Proceedings relating to the disclosure of information to the extent permitted by applicable Law. Each of the Parties shall cooperate with the other in promptly filing any other necessary applications, reports or other documents with any Governmental Authority having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Authority. If HSR filing is required, the Seller and Purchaser shall each pay ½ of the applicable filing fee.
(c)    In the event any claim, action, suit, investigation or other Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transaction or seeks damages in connection therewith, the Parties shall (i) cooperate and use Commercially Reasonable Efforts to defend against such claim, action, suit, investigation or other Proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other Proceeding, use Commercially Reasonable Efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the Transaction.
(d)    During the Interim Period, Seller shall give prompt written notice to Purchaser of the occurrence of any Material Adverse Effect.
(e)    Seller and Purchaser shall use Commercially Reasonable Efforts to satisfy all Closing Conditions on or before the proposed closing date of December 31, 2015.
5.5    Intercompany Accounts; Affiliate Agreements. All Intercompany Accounts shall be settled on the Closing Date in accordance with Seller’s past practice.

5.6    Substitute Bonds.
(a)    Substitute Bonds. Purchaser shall obtain or cause to be obtained substitute surety bonds and/or letters of credit or provide other financial obligations or assurances acceptable to the regulating Governmental Authorities, including policies of insurance, all in form and substance acceptable to the applicable Governmental Authorities and Seller (collectively, “Substitute Bonds”), which Substitute Bonds (i) shall be submitted to the regulating Governmental Authorities for their review no less than thirty (30) days before the Closing Date and (ii) shall be effective and filed not later than the Closing Date in full substitution for all obligations of the Company under the Existing Bonds, and shall cooperate with Seller to obtain the release of all guarantees and collateral of the Company’s Affiliates securing the obligations of the Company under any of the Existing Bonds. Purchaser shall seek in good faith from the applicable Governmental Authorities reasonable assurances that the Substitute Bonds comply with applicable Law.
(b)    Refund of Premiums; Return of Collateral. All funds in respect of premiums and collateral amounts that are refunded or released in respect of Existing Bonds and policies of insurance on account of the replacement thereof by Purchaser pursuant to this Section 5.6 shall be for the account of Seller and its Affiliates, and Purchaser hereby assigns to Seller any and all claims in respect of such premiums and collateral accounts, effective as of the Closing Date; provided that any such refunds are subject to the terms of the UG-CSA and CCBDA or the UG-CSA Termination and Mutual Release Agreement and CCBDA Termination and Mutual Release Agreement, as applicable. Purchaser shall pay over or cause the Company to pay over to Seller any such refunds or other amounts received by the Company after the Closing Date promptly upon receipt of such refunds or other amounts.
5.7    Permits. The Parties acknowledge and agree that the Transaction may necessitate one or more Governmental Approvals in relation to certain Permits (each a “Required Approval”), including a possible transfer, assignment or sale process for the SMCRA permit. Promptly following the date hereof, each Party shall use its Commercially Reasonable Efforts and cooperate in good faith with the other Party to make all necessary applications, filings and requests, furnish all required supporting materials, and take all other actions reasonably required to obtain all such Required Approvals. The Parties shall not request any material modification of such Permits in connection with the request for the consent of the appropriate Governmental Authorities to the transfer of such Permits. Notwithstanding the foregoing, the Parties acknowledge that as a condition to granting a Required Approval, the appropriate Governmental Authority may require modification of the subject Permits. The Parties shall consult with each other regarding any changes to the subject Permits requested by the appropriate Governmental Authority. The Parties shall agree to all reasonable modifications that will take effect as of the Closing Date to those subject Permits issued by Governmental Authorities that are requested by such Governmental Authorities as a condition to granting a Required Approval affecting the transfer of such subject Permits and upon the request of either Purchaser or Seller shall evidence such agreement in writing in a form satisfactory to the Party making such request acting reasonably; provided, that such modifications shall take effect only in the event of the occurrence of the Closing. To the extent any Material Permits are not transferrable, Purchaser shall be responsible for obtaining a new permit or license as necessary or desirable for Purchaser, and Seller shall use Commercially Reasonable Efforts to cooperate with Purchaser in relation to obtaining such new permit or license. To the extent any Permits, or applicable Law, require notices or other filings after Closing, Purchaser and/or the Company shall be responsible for such notices or filings.
5.8     Royalties. Seller shall provide notice to Purchaser within thirty (30) calendar days of receipt by Seller of any assessment, notice or demand for payment of any royalty which the Company disputes.

5.9    Resignations of Directors and Officers. At or prior to the Closing, Seller shall cause each director and officer of the Company to submit his or her written resignation effective as of the Closing in form and substance reasonably acceptable to Purchaser.
5.10    Director and Officer Indemnification. For a period of 6 years after the Closing Date, Purchaser shall not, and shall not permit the Company to amend, repeal or otherwise modify any provision in the Company’s certification of incorporation, bylaws, or equivalent governing documents relating to the exculpation or indemnification (including fee advancement) of any pre-Closing officers and/or directors of the Company in any manner that reduces the exculpation or indemnification of such Persons (unless required by Law).
5.11    Collective Bargaining Agreement. During the Interim Period, the Company shall abide by its obligations under the National Labor Relations Act (“NLRA”), as described in First National Maintenance Corp. v. NLRB, 452 U.S. 661 (1981) and its progeny, to provide notice and a meaningful opportunity to the Union to engage in effects bargaining regarding the Transaction. Such notice will be timely provided to the Union in accordance with the NLRA following execution of this Agreement. The Seller and the Company will advise Purchaser of the outcome, if any, of effects bargaining with the Union. However, none of the above-described matters shall be regarded a condition to Closing hereunder.
5.12    Seller’s Covenants Regarding Employees and Employee Plans. Effective as of Closing, to the extent any Employee Plan does not have SJCC as the plan sponsor, Seller shall either (i) make SJCC the plan sponsor to the extent possible, but only if SJCC and SJTC are the only participating employers in the Employee Plan or (ii) create a clone document for SJCC to adopt as a spin-off of the larger plan for the purpose of covering the Company participants and no other employees in that Employee Plan. Solely for the Navajo Mine Retirement Plan, Seller will retain a plan solely covering active employees of Seller Group immediately after the Closing. All other portions of the Navajo Mine Retirement Plan not spun off to the Seller Group as described in the immediately preceding sentence, shall be assumed and sponsored by the Purchaser effective as of the Closing Date. The process described above shall not apply to any equity based plans providing for grants of equity in Seller or its Affiliates (collectively, “BHP Equity Plans”), to the BHP Minerals International LLC Stock Investment Plan, to post-retirement medical benefits for former employees of the Company who terminate service with the Company before Closing, or to any Employee Plan for which substantially equivalent benefits will be provided under a benefit plan maintained by Purchaser for its employees. The effective date of such spun-off plans shall be on or before the Closing Date. All assets and liabilities pertaining to the San Juan Mine Employees and former employees of SJCC shall be transferred to the spun-off plan as of the Closing Date.
5.13    Purchaser’s Covenants Regarding Employees and Employee Plans. Purchaser hereby covenants and agrees:
(a)    Effective as of Closing, Purchaser shall be, or Purchaser shall cause the Company to be responsible for all Liabilities that have accrued as of the Closing Date in respect of any compensation owed to any San Juan Mine Employees (including earned, unused vacation or PTO, commissions, deferred compensation, or other forms of compensation), any severance pay obligations owed to any San Juan Mine Employee, and any Liabilities arising under the Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S.C. Section 2102, et seq., and any similar foreign, state or local Law. All such Liabilities that accrue and/or vest from and after the Closing Date shall be the responsibility of Purchaser.

(b)    Effective as of Closing, the Company shall be responsible as the plan sponsor for those Employee Plans that are transferred to the Company in accordance with Section 5.12 and all Liabilities related thereto.
(c)    From the Closing Date until the expiration or termination of the CBA, as applicable, to afford all San Juan Mine Employees, including hourly and salaried employees, the protections and remedies provided by federal employment law and labor law, and to comply, and cause Company to comply, in all material respects with the terms of any federal and labor laws in respect of any of the San Juan Mine Employees and the terms of any CBA in respect of any of the San Juan Mine Employees subject to such an agreement.
(d)    From the Closing Date until the one year anniversary of the Closing Date, to provide, or cause the Company to provide, all of the San Juan Mine Employees (i) employment; (ii) compensation that is substantially the same or greater than the compensation provided to such employees before Closing and (iii) benefit plans, programs, arrangements, agreements and policies that provide a level of benefits that are substantially equivalent to the analogous benefits provided as of Closing. If the Company terminates a San Juan Mine Employee without cause on or before the one year anniversary of the Closing Date, the Company shall pay to such San Juan Mine Employee a severance amount that is the greater of (y) any amount owed under an applicable severance policy or plan and/or any amount owed under an applicable employment agreement (such as pay in lieu of notice amounts) and (z) an amount equal to the terminated employee’s compensation for the remainder of the period to the one year anniversary of the Closing Date.
(e)    From and after the Closing Date, Purchaser shall pay all amounts promised to be paid to SJCC Employees in relation to the freezing of the Retirement Income Plan.
(f)    This Section 5.13 shall be binding upon and inure solely to the benefit of the respective Parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (including any employees, former employees, any participant or any beneficiary thereof in any Seller Employee Plan or any employee benefit plan of Purchaser) any right, benefit or remedy of any nature whatsoever under or by reason of this Section 5.13. Nothing in this Agreement, express or implied, is intended to, and it shall not be construed to, amend any Employee Plan in any manner whatsoever.
(g)    Purchaser shall enter into an employee matters agreement substantially in the form of Exhibit G (the “Employee Matters Agreement”) with Seller prior to Closing to address other matters concerning the San Juan Mine Employees and Employee Plans, to the extent deemed appropriate to the Seller and in a form and substance mutually agreed to by Seller and Purchaser. Such Employee Matters Agreement shall include, without limitation, transitions issues of (i) the disposition of any health and dependent care reimbursement accounts for San Juan Mine Employees, to include both the liability for amounts that are reimbursable under such accounts and the related amounts that have been contributed by San Juan Mine Employees to such accounts as of Closing; (ii) designation of which Party will be responsible for COBRA coverage for San Juan Mine Employees who terminate employment or have other COBRA “qualifying events” on or prior to Closing; (iii) how any out-of-pocket and deductible limits for health plan coverage of San Juan Mine Employees will be coordinated between the Employee Plans sponsored by the Company before and after the Closing; (iv) provisions for Seller’s retention of post-retirement medical obligations for employees of the Company who terminate service before Closing or within thirty (30) days after Closing; (v) provisions for any bonuses or incentive compensation that are expected to be payable after Closing and that are based on the performance of entities or businesses other than Purchaser, and (iv) post-closing payments of amounts described in Section 5.13(e). The Employee Matters Agreement will also address Purchaser’s obligation to establish benefit plans, programs, arrangements, agreements and policies, as described in Section 5.13(d)(iii) and, to the extent deemed appropriate by Seller, an agreement between the Parties that they will share such information needed to accurately administer the employee benefit plans that cover the affected employees.
5.14    Excluded Documents. Prior to the Closing, Seller shall cause the Company to transfer to Seller (or an Affiliate of Seller) the Excluded Documents, which shall not be a part of the Company at Closing.
5.15    Stockpile. During the Interim Period, Seller shall work in good faith with Purchaser to determine the quality of the Stockpile Coal of coal located on the San Juan Property (and not yet delivered to PNM), and Seller shall use Commercially Reasonable Efforts to have a Stockpile Coal of 4.8 million tons plus or minus 200,000 tons.

5.16    Excluded Contracts. Effective upon Closing, Seller shall terminate all Excluded Contracts. Purchaser acknowledges and agrees that Purchaser must make arrangements for replacement of the goods and services provided for under the Excluded Contracts.
5.17    Nonsurvival of Representations and Warranties. The representations set forth in Sections 3.1, 3.2, 3.3, 4.1, and 4.2 shall survive the Closing. Other than (i) in the case of intentional fraud and (ii) in the case of those representations set forth in the preceding sentence, no representations and warranties made by Seller and Purchaser in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, and no Person shall have any Liability or obligation in connection with any such representation or warranty following the Closing.
5.18    Exclusivity. During the Interim Period, Seller will not, and will cause its Affiliates and its and its Affiliates’ representatives not to, directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Shares or other equity securities in the Company or any merger, recapitalization, share exchange, sale of substantial assets or any similar transaction or alternative to the transactions contemplated hereby, or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Seller will notify Purchaser immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).
5.19    Financing Matters.
(a)    Purchaser Efforts. Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Letter and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy, under the Financing Letter without the prior written consent of Seller and PNM if such amendments, modifications or waivers would reasonably be expected to (i) reduce the aggregate amount of the Financing below the amount required to consummate the transactions contemplated by this Agreement and pay all related fees and expenses, (ii) impose new or additional conditions to the receipt of the Financing, (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (iv) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Letter; provided that, Purchaser may amend the Financing Letter to add lenders, arrangers, bookrunners, syndication agents or similar entities who have not executed the Financing Letter. Without limiting the foregoing, Purchaser shall use its reasonable best efforts to (A) maintain in effect the Financing Letter, (B) satisfy on a timely basis all conditions to obtaining the Financing, (C) enter into definitive agreements with respect to the Financing Letter on terms and conditions contained in the Financing Letter (including any “market flex” provisions with respect to the Financing Letter) (or terms and conditions not materially less favorable, in the aggregate, to Purchaser than the terms and conditions in the Financing Letter), (D) in the event that all conditions in the Financing Letter have been satisfied, consummate the Financing at or prior to Closing, (E) enforce its rights under the Financing Letter, and (F) in the event that all conditions in the Financing Letter have been satisfied, cause the lenders and other persons providing the Financing to fund on the Closing Date the Financing required to consummate the transactions contemplated by this Agreement. Upon any amendment, supplement or modification of the Financing Letter in accordance with this Section 5.19, Purchaser shall provide a copy thereof to Seller and PNM and the term “Financing Letter” shall mean the Financing Letter as so amended, supplemented or modified.
(b)     Alternate Financing. If any portion of the Financing becomes unavailable, or it becomes reasonably likely that such funds will be unavailable to Purchaser, on the terms and conditions contemplated in the Financing Letter, Purchaser shall, as promptly as practicable following the occurrence of such event, (i) notify Seller and PNM in writing thereof, (ii) use reasonable best efforts to obtain alternative financing (on terms in the aggregate not materially less favorable to Purchaser taken as a whole than the Financing contemplated by the Financing Letter) sufficient to enable Purchaser to consummate the transactions contemplated by this Agreement (the “Alternate Financing”); provided that such Alternate Financing shall not (A) be subject to any material additional conditions to the funding of the Financing than those contained in the Financing Letter or (B) otherwise be reasonably likely to impair or delay the Closing or the date on which the Financing would be obtained, and (iii) use reasonable best efforts to obtain a new financing letter that provides for such Alternate Financing and, promptly after execution thereof, deliver to Seller and PNM true, complete and correct copies of the new letter (including all annexes, exhibits, schedules and other attachments thereto) and related definitive financing documents with respect to such Alternate Financing. Upon obtaining any Alternate Financing, such financing shall be deemed to be a part of the “Financing” and any letter for such Alternate Financing shall be deemed the “Financing Letter” for all purposes of this Agreement.
(c)    Notice of Default. Purchaser shall give Seller and PNM prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Financing Letter or other definitive document related to the Financing; (ii) of the receipt of any written notice or other written communication from any party to the Financing Letter with respect to any actual or threatened breach, default, withdrawal, termination or repudiation by any party to the Financing Letter or any definitive document related to the Financing or any provisions of the Financing Letter or any definitive document related to the Financing; (iii) of any material written dispute or disagreement between or among Purchaser and any of the other parties to the Financing Letter or any definitive document related to the Financing; (iv) of any amendment or modification of, or waiver under, the Financing Letter and (v) if for any reason Purchaser believes in good faith that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letter or the definitive documents related to the Financing. Purchaser shall keep Seller and PNM informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Alternate Financing obtained in accordance with Section 5.19(b)) and provide to Seller copies of all documents related to the Financing (or Alternate Financing obtained in accordance with Section 5.19(b)), other than any ancillary agreements subject to confidentiality agreements (except to the extent such agreements relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Financing (or Alternate Financing obtained in accordance with Section 5.19(b), including any “market flex” provisions)).
(d)    Seller Cooperation. Prior to Closing, Seller shall use Commercially Reasonable Efforts to provide, and cause their respective Affiliates and representatives to use Commercially Reasonable

Efforts to provide, such cooperation as may be reasonably requested by Purchaser and the Financing sources in connection with the Financing at no material cost to Seller or the Company, including, without limitation,
(i)    the preparation and delivery of such information and such other cooperation as may be reasonably requested for the preparation of a registration statement, prospectus, offering memorandum or private placement memorandum by the Purchaser (or an Affiliate thereof) and its advisors as soon as reasonably practicable after the date hereof for a distribution of debt or equity securities in a form customary for offerings in the U.S. or international debt or equity markets that would be reasonably required or appropriate for a public offering of securities required by Regulation S-X and Regulation S-K under the Securities Act and/or a private placement in reliance on Rule 144A under the Securities Act and Regulation S under the Securities Act (the “Securities”) (including pro forma financial information and other documents to consummate the financing);
(ii)    the preparation and delivery to the Purchaser and the Lenders as contemplated by the Financing Letter as soon as reasonably practicable (and with respect to the items described in clauses (A) and (B), by no later than August 31, 2015) of (A), the audited balance sheet, statement of operations and deficit, and statement of cash flows of the Company and its consolidated subsidiaries as at and for the twelve-month periods ended December 31, 2013 and 2014, including the related notes thereto, which financial statements shall be prepared in accordance with generally accepted accounting principles, (B) the unaudited balance sheet, statement of operations and deficit, and statement of cash flows of the Company and its consolidated subsidiaries as at and for the three-month period ended March 31, 2015 and the three and six-month periods ended June 30, 2015, including the related notes thereto, which financial statements shall be prepared in accordance with generally accepted accounting principles, and (C) such other information and such cooperation as may be reasonably requested for the preparation of such financial and pro forma financial information as shall be required or appropriate for offerings as contemplated by clause (i) above, including the unaudited balance sheet, statement of operations and deficit, and statement of cash flows of the Company and its consolidated subsidiaries as at and for the three and nine-month periods ended September 30, 2015, including the related notes thereto, which financial statements shall be prepared in accordance with generally accepted accounting principles (including, in each case, causing the Seller’s auditors to provide reasonable cooperation in such preparation);
(iii)    facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents contemplated by any debt financing or as may be requested by the Purchaser; provided that there are no legal or contractual restrictions or impediments to such pledge or security document taking effect on the terms and conditions described therein (other than documentation relating to indebtedness to be discharged at Closing) and that no such pledge or security document shall be effective, and the Company shall have no liability under, any such document prior to Closing;
(iv)    obtaining customary authorization letters with respect to the bank information memoranda or offering memoranda (as the case may be) and consents of the auditors (or reserve engineers, if applicable) for use of their reports in any such materials or other materials relating to any debt financing (including any registration statement, prospectus, offering memorandum or private placement memorandum);
(v)    providing all information to the Lenders and their advisors and the Purchaser and its advisors as shall reasonably be requested in connection with legal and business due diligence, including obtaining accountants’ comfort letters, legal opinions, and other customary information or documents as reasonably requested by the Purchaser; provided that providing such information does not constitute waiver of attorney-client privilege and further provided that Purchaser shall reimburse Seller for any reasonable out-of-pocket costs incurred by Seller in connection with providing such information;
(vi)    providing such information to legal counsels to allow them to prepare and deliver customary 10b-5 “negative assurance” letters in connection with any offering of Securities contemplated by clause (i) above;
(vii)    providing the auditors of the Company with such information to allow them to prepare and deliver one or more customary comfort letters pursuant to PCAOB AU 634 (or the applicable local equivalent standard) in connection with any offering of Securities;
(viii)    preparing materials for, and participating (on reasonable notice and at Purchaser’s expense) in, meetings, drafting sessions, presentations, road shows and due diligence sessions (including accounting due diligence sessions) as reasonably requested by the Lenders; and
(ix)    advising the Purchaser promptly if Seller or the Company becomes aware of the occurrence of any event or any other change that results in any registration statement, prospectus, offering memorandum, other private placement memorandum or other marketing materials relating to any offering of bank debt or Securities containing any information regarding the Seller or the Company that is or becomes inaccurate, incomplete or misleading in any material respect or omitting any material information.
(e)    No Condition to Closing. Purchaser acknowledges and agrees that the obtaining of the Financing, or any Alternate Financing, is not a condition to Closing and reaffirms its obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternate Financing, subject to fulfillment or waiver of the conditions set forth in Article VII.
ARTICLE VI
CONDITIONS TO SELLER’S OBLIGATIONS
The obligation of Seller to effect the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless validly waived in writing by Seller:
6.1    Representations and Warranties. Other than the representations and warranties of Purchaser contained in Section 4.1 and Section 4.2, the representations and warranties of Purchaser in this Agreement and the other Transaction Documents to which Purchaser is a Party and any Schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transaction shall be true and correct as of the date of this Agreement and as of the Closing Date in all material respects except (i) for changes expressly contemplated by this Agreement and (ii) for those representations and warranties which address matters only as of the date of this Agreement or any other particular date (which shall have been true and correct as of such particular date except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date does not constitute and could not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded)). The representations and warranties of Purchaser contained in Section 4.1 and Section 4.2 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date provided that if a representation and warranty speaks as of a specific date or time, it need only be true and correct in all respects as of such date or time.
6.2    Performance. Purchaser shall have performed and complied in all material respects with all covenants, agreements and obligations required by this Agreement to be so performed or complied with by it, all at or prior to Closing.
6.3    Officer’s Certificate. Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and executed by an authorized executive officer of Purchaser certifying to the fulfillment of the conditions specified in Section 6.1 and Section 6.2.
6.4    Governmental Approvals. All Governmental Approvals (including Required Approvals) listed on Schedule 6.4, shall have been obtained and all conditions relating to such Governmental Approvals shall have been satisfied.
6.5    Third Party Consents. All Third Party Consents listed on Schedule 6.5 shall have been obtained.
6.6    No Injunctions. There shall not be in effect any Law or Governmental Order that (i) restrains, prohibits, or declares illegal the consummation of the Transaction, (ii) imposes damages that if paid would have a Material Adverse Effect, or (iii) imposes relief that causes or would cause any aspect of the Transaction to be rescinded following consummation.
6.7    Release of Existing Bonds and Collateral. Seller shall have received evidence that all Substitute Bonds have been accepted for filing by the relevant Governmental Authorities, all conditions for acceptance of such Substitute Bonds that can be met prior to Closing shall have been satisfied; no condition or Liability shall have been placed on the Seller Group in relation to such acceptance and filing; and neither Seller nor Purchaser shall have been provided notice that the relevant Governmental Authorities will not release the Existing Bonds in due course after the Closing.
6.8    Termination of UG-CSA. The Utilities shall have executed and delivered an agreement in writing to the termination of the UG-CSA substantially in the form of Exhibit “D” hereto (the “UG-CSA Termination and Mutual Release Agreement”).
6.9    Termination of CCBDA. The Utilities shall have executed and delivered an agreement in writing to the termination of the CCBDA substantially in the form of Exhibit “E” hereto (the “CCBDA Termination and Mutual Release Agreement”).
6.10    Guarantees and Financial Assurances. Effective on or before Closing, Seller Group, other than the Company, shall be released from all guarantees and financial assurances related to the Company or the Business, each in a form and substance acceptable to Seller, including (i) guarantees of the obligations under the UG-CSA, the CCBDA and the Grant of Authority among Utah International, Inc., PNM, and Tucson Electric Power Company, effective August 18, 1980; (ii) obligations under the Sublease originally between Western Coal Co., as sublessor and Utah International Inc., as sublessee, dated August 18, 1980; and (iii) obligations under the Sublease originally between Utah International Inc., as sublessor and San Juan Coal Company, as sublessee, dated August 18, 1980.
6.11    Insurance. Seller shall have received evidence that Purchaser, on behalf of the Company, has obtained all policies of insurance required by any regulating Governmental Authorities or under the Coal Supply Agreement, and no condition or Liability has been placed on the Seller Group, other than the Company.

6.12    Coal Supply Agreement; Reclamation Services Agreement, and CCR Disposal Agreement. Purchaser and PNM shall have entered into Coal Supply Agreement, the Reclamation Services Agreement, and the CCR Disposal Agreement, all effective upon the Closing.
6.13    Closing Deliveries. Purchaser shall have delivered, or caused to be delivered, all of the Closing deliveries required by Section 2.3(b).
ARTICLE VIICONDITIONS TO PURCHASER’S OBLIGATIONS
The obligation of Purchaser to effect the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Purchaser:
7.1    Representations and Warranties. Other than the representations and warranties of Seller contained in Section 3.1, Section 3.2 and Section 3.3, the representations and warranties of Seller in this Agreement, the other Transaction Documents and any Schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transaction shall be true and correct as of the date of this Agreement and as of the Closing Date in all material respects except (i) for changes expressly contemplated by this Agreement and (ii) for those representations and warranties which address matters only as of the date of this Agreement or any other particular date (which shall have been true and correct as of such particular date except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date does not constitute and could not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded)). The representations and warranties of Seller contained in Section 3.1, Section 3.2 and Section 3.3 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date provided that if a representation and warranty speaks as of a specific date or time, it need only be true and correct in all respects as of such date or time.
7.2    Performance. Seller shall have performed and complied in all material respects with all covenants, agreements and obligations required by this Agreement to be so performed or complied with by it, all at or prior to Closing.
7.3    Officer’s Certificate. Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and executed by an authorized executive officer of Seller, certifying to the fulfillment of the conditions specified in Sections 7.1 and 7.2.
7.4    Governmental Approvals. All Governmental Approvals (including Required Approvals) listed on Schedule 7.4, shall have been obtained and all conditions relating to such Governmental Approvals shall have been satisfied.
7.5    Third Party Consents. All Third Party Consents listed on Schedule 7.5 shall have been obtained.
7.6    No Injunctions. There shall not be in effect any Law or Governmental Order that (i) restrains, prohibits, or declares illegal the consummation of the Transaction, (ii) imposes damages that if paid would have a Material Adverse Effect, or (ii) imposes relief that causes or would cause any aspect of the Transaction to be rescinded following consummation.

7.7    Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.
7.8    Coal Supply Agreement; Reclamation Services Agreement, and CCR Disposal Agreement. Purchaser (on behalf of the Company) and PNM shall have entered into Coal Supply Agreement, the Reclamation Services Agreement, and the CCR Disposal Agreement, all effective upon the Closing.
7.9    Termination of UG-CSA. The Utilities shall have executed and delivered the UG-CSA Termination and Mutual Release Agreement.
7.10    Termination of CCBDA. The Utilities shall have executed and delivered the CCBDA Termination and Mutual Release Agreement.
7.11    Closing Deliveries. Seller shall have delivered, or caused to be delivered, all of the Closing deliveries required by Section 2.3(a) and all other Transaction Documents shall have been duly executed and delivered by the parties thereto and be in full force and effect.
ARTICLE VIIITERMINATION
8.1    Termination.
Anything herein to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing as follows and in no other manner:
(a)    by the mutual written consent of Seller and Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed; provided that any termination pursuant to this Section 8.1(a) shall require the prior written consent of PNM which consent shall not be unreasonably withheld, conditioned or delayed;
(b)    by Seller, on the one hand, or Purchaser, on the other hand, if the Party not seeking to terminate shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement made or required to be performed at or prior to Closing (i) that shall have rendered impossible the satisfaction of the Closing Conditions in Sections 6.1 or 6.2 (if Seller is the Party seeking to terminate) or Sections 7.1 or 7.2 (if Purchaser is the Party seeking to terminate) or (ii) which breach or failure to perform, if capable of being cured prior to the Outside Termination Date, is not cured within such time period and in each case the Party seeking to terminate is not then in breach of this Agreement;
(c)    by Seller, on the one hand, or Purchaser, on the other hand, if any of the Closing Conditions to such Party’s obligations to perform (other than Sections 6.1, 6.2, 7.1 and 7.2, as applicable), becomes incapable of fulfillment or has not been fulfilled as of the Outside Termination Date; provided, however, that such Party shall not have the right to seek termination pursuant to this Section 8.1(c) if the applicable Closing Conditions to such Party’s obligations to perform are incapable of fulfillment due to the failure of such Party wishing to terminate to perform the agreements contained herein required to be performed by such Party at or prior to the Closing or if such Party is otherwise then in breach of this Agreement; or
(d)    by either Seller or Purchaser if any Governmental Authority has not granted a Governmental Approval necessitated by the Transaction and in relation to a Material Permit by the Outside Termination Date, or in the event that any Governmental Authority shall have issued a Governmental Order or taken any other action restraining, enjoining or otherwise prohibiting the Transaction and such

Governmental Order or other action shall have become final and nonappealable; provided, that the Party so requesting termination shall have used its Commercially Reasonable Efforts to have such Governmental Order or other action vacated.
8.2    Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transaction pursuant to Section 8.1, the following shall apply:
(a)    The terminating Party shall forthwith provide written notice thereof to the other Party and to PNM.
(b)    All filings, applications and other submissions made pursuant to or in connection with this Agreement or the Transaction shall, at the option of Seller, and to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made, and all costs associated with this Section 8.2(b) shall be shared by the Parties equally.
(c)    There shall be no Liability or obligation under this Agreement on the part of a Party or its Affiliates, or any of its or their respective directors, officers, employees, agents, advisors or representatives to the other Party or its Affiliates or its or their respective directors, officers, employees, agents, advisors or representatives, except that (i) nothing herein shall relieve any Party from any Liability for any willful breach of any of the representations, warranties, covenants and agreements set forth in this Agreement and (ii) the provisions of Article VIII shall survive any such termination.
ARTICLE IXMISCELLANEOUS
9.1    Fees and Expenses. Seller, on the one hand, and Purchaser, on the other hand, shall bear their own fees and expenses and the fees and expenses of their respective Affiliates (including, in the case of Seller, the Company) in connection with the preparation and negotiation of this Agreement and the consummation (or not) of the Transaction. Seller, on the one hand, and Purchaser, on the other hand, shall bear the fees and expenses of any broker or finder retained by such Party and their respective Affiliates (including, in the case of Seller, the Company) in connection with the Transaction. Seller agrees that the Company has not borne and will not bear any of Seller’s costs and expenses (including any of its legal fees and expenses) in connection with this Agreement or the Transaction.
9.2    Amendment. This Agreement (including the schedules and exhibits hereto) may not be amended, modified or supplemented except upon the execution and delivery of a written agreement that specifically references this Agreement and is executed by all of the Parties, and only in the case of any amendment that would adversely affect the third party beneficiary rights set forth in Section 9.14, approved in writing by PNM.
9.3    Remedies; Specific Performance. The Parties acknowledge that money damages would not be an adequate remedy at Law if any party fails to perform in any material respect any of its obligations hereunder and accordingly agree that each Party, in addition to any other remedy to which it may be entitled at Law, in equity or, after the Closing, as provided in this Agreement, shall be entitled to specific performance of the obligations of any other Party under this Agreement and appropriate injunctive relief may be applied for and granted in connection therewith, in each case, in accordance with Section 9.17 of this Agreement, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative. Any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof shall not be required to provide any bond or other security in connection with any such order or injunction.

9.4    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto without the prior written consent of the other Parties; provided that the Parties may assign this Agreement to any Affiliate without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns, and is not intended to confer upon any Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder.
9.5    Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such Party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
9.6    Survival. The provisions of this Section 9.6 and Sections 2.1(d), 2.1(e), 2.1(h), 2.4, 5.2(b), 5.3, 5.10, 5.13, 5.17, 9.17 of this Agreement shall not merge into the various documents executed and delivered pursuant to this Agreement, but shall instead survive the Closing, subject only to any applicable statute of limitation or other express limitation herein. All other provisions of this Agreement shall merge into the documents executed and delivered pursuant to this Agreement.
9.7    Notices. (a) Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by an internationally recognized overnight courier service to the recipient at the address below indicated, (iii) sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) successfully transmitted by electronic mail with confirmation of receipt:
If to Purchaser:
Westmoreland Coal Company
9540 South Maroon Circle, Suite 200
Englewood, CO 80112
Attention: President

With copies to:
Westmoreland Coal Company
9540 South Maroon Circle, Suite 200
Englewood, CO 80112
Attention: General Counsel

and

Holland & Hart LLP
6380 South Fiddlers Green Circle, Suite 500
Greenwood Village, CO 80111
Attention: Amy L. Bowler
Email: abowler@hollandhart.com

If to Seller:
Pat D. Risner, President
Charles E. Roybal, Senior Manager, Group Legal
BHP Billiton New Mexico Coal, Inc.
300 West Arrington, Suite 200
Farmington, New Mexico 87401
E-mail: pat.risner@bhpbilliton.com
charles.e.roybal@bhpbilliton.com
With copy to:
   Walter E. Stern
Margaret L. Meister
   Modrall, Sperling, Roehl, Harris & Sisk, P.A.
   Post Office Box 2168
   Albuquerque, New Mexico 87103
   Street Address: 500 Fourth St. NW, Suite 1000 (87102)
   E-mail: western@modrall.com
mlm@modrall.com

If to PNM:
Patrick Apodaca, General Counsel
414 Silver Ave SW
Albuquerque, NM 87102-3289
Email: patrick.apodaca@pnmresources.com

With copy to:

Troutman Sanders LLP
1001 Haxall Point
Richmond, VA 23219
Attention: R. Mason Bayler, Jr.
Email: mason.bayler@troutmansanders.com

or to such other address as either Party or PNM may, from time to time, designate in a written notice given in like manner, provided, however, that any notice of change of address or email address shall be effective only upon receipt.
(b)    Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by electronic mail (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier, or (z) five (5) Business Days after the date such notice is sent by registered or certified mail; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

9.8    Complete Agreement. This Agreement and the other Transaction Documents, including the exhibits and schedules hereto and thereto, contain the entire understanding of the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
9.9    Counterparts. This Agreement may be executed by facsimile or portable document format (.pdf) and in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.
9.10    Failure or Delay. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No notice to or demand on any Party in any case entitles such Party to any other or further notice or demand in similar or other circumstances.
9.11    Publicity. Seller and Purchaser will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the Transaction and shall not issue any such publication or press release prior to such consultation and agreement except as required by Law, Governmental Order or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party proposing to issue such publication or press release shall make Commercially Reasonable Efforts to consult with the other Party before issuing any such publication or press release. Anything to the contrary in this Section 9.11 notwithstanding, Seller may provide necessary information to its employees related to the Transaction and such information shall not be subject to the provisions of this Section 9.11.
9.12    Headings. The headings, table of contents and index contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.
9.13    Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.
9.14    Intended Third Party Beneficiary. PNM is an express, intended third-party beneficiary of Sections 2.2, 2.3, 5.4, 5.6, 5.7, 5.19, 8.1, 8.2, 9.2, 9.3, 9.5, 9.7, 9.11, and 9.14, and as it relates to enforcement of any of the foregoing sections, Section 9.17 of this Agreement. As to the Purchaser, PNM shall have all rights and remedies available at law or in equity with regard to the sections of this Agreement set forth in the preceding sentence. As to Seller, PNM shall have only the right to request and obtain specific performance with regard to those sections of this Agreement set forth in the first sentence of this Section 9.14, in accordance with Section 9.17 (and no other rights or remedies at law or in equity). PNM and the Parties shall request AAA to appoint a single arbitrator to preside over any arbitration commenced by PNM. Subject to Section 9.18, except as otherwise provided in this Section 9.14: (a) nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the Parties and their successors or permitted assigns, any rights or remedies under or by reason of this Agreement; (b) nothing in this Agreement, whether express or implied, shall be construed to give to any Person or entity other than the Parties any legal or equitable right, remedy, interest, or claim under, pursuant to, or in respect of this Agreement; and (c) a Person or entity who is not a Party to this Agreement shall have no right to bring any claim or cause of action to enforce any term or condition of this Agreement, or to pursue any redress or recourse against any of the Parties to this Agreement in connection with, pursuant to, or in respect of this Agreement.
9.15    No Personal Liability. No natural Person (including any director, officer or employee of either Party) executing or delivering this Agreement, or any document hereunder, or making or giving any certificate, certification or representation on behalf of any Party under or pursuant to this Agreement, shall have any individual Liability to the other Party in connection therewith.
9.16    Privilege. Purchaser, for itself and its successors and assigns, irrevocably acknowledges and agrees that all communications between Seller, the Company and counsel, including, without limitation, Modrall, Sperling, Roehl, Harris & Sisk, P.A. and in-house counsel, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement, which, immediately prior to the Closing, are privileged communications of Seller, the Company and their counsel and are not be subject to disclosure to the Purchaser in connection with any process relating to a dispute arising under or in connection with, this Agreement or otherwise, shall continue after the Closing Date to be privileged communications between the Seller, the Company and such counsel and neither Purchaser, nor any Person acting or purporting to act on behalf of or through Purchaser shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Purchaser or the Company and not Seller. Seller for itself, the Company and its respective successors and assigns, irrevocably acknowledges and agrees that all communications between Purchaser and counsel, including, without limitation, Holland & Hart LLP and in-house counsels, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement and the Transaction which, immediately prior to the Closing, would be deemed to be privileged communications of Purchaser and counsel and would not be subject to disclosure to the Seller and/or the Company in connection with any process relating to a dispute arising under or in connection with, this Agreement or otherwise, shall continue after the Closing Date to be privileged communications between Purchaser and such counsels and neither Seller, the Company nor any Person acting or purporting to act on behalf of or through Seller or the Company shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Seller or the Company and not Purchaser.
9.17    Resolution of Disputes; Arbitration; Forum Selection; Choice of Law.
(a)    All Disputes Subject to Dispute Resolution Process. Any and all disputes between the Parties arising pursuant to, out of, in connection or related in any way with this Agreement and its meaning, interpretation, application, shall be resolved as set forth in Section 5.3 and this Section 9.17 (the “Disputes”).
(b)    Informal Negotiation. Subject to a Party’s right to seek exigent equitable relief as provided in Section 9.17(d), before an Arbitration Notice can be provided by one Party to the other, the Parties shall first engage in informal negotiation in the effort to resolve any dispute. The informal negotiation shall be initiated by one Party providing the other a written dispute notice (the “Dispute Notice”). The Parties shall in good faith negotiate for a period of no less than ten (10) calendar days and no more than sixty (60) calendar days after receipt of the Dispute Notice. The Dispute Notice shall include (i) a brief statement of the legal and factual basis for the claim; (ii) identification of documents relevant to the claim; and, (iii) a statement of the actions demanded to resolve such claim. If these negotiations do not resolve the claim, additional good faith negotiations for up to sixty (60) calendar days shall occur between senior executives of each Party within thirty (30) calendar days of conclusion of previous informal negotiations described in this Section 9.17. For purposes of notices required under this Section 9.17, the Parties shall provide notice in accordance with the notice provisions in Section 9.7 of this Agreement.

(c)    Executive Management Involvement. Nothing in this Section 9.17 is intended to prevent the executive management of the Parties from becoming involved in a Dispute(s) at any time after the Dispute Notice is delivered. If the Dispute is not thereafter resolved within sixty (60) calendar days after receipt of the Dispute Notice, or such other time period agreed to in writing by the Parties, either Party may initiate binding arbitration, as set forth below.
(d)    Court Relief. Any unresolved disputes that require exigent equitable relief (including, without limitation, specific performance or injunctive relief) to preserve the status quo may be brought only in the Eleventh Judicial District Court of the State of New Mexico without the need for the aggrieved Party to first submit to or complete a binding arbitration, but only if injunctive or other equitable relief is so needed before arbitration can feasibly be commenced and an arbitrator can be appointed and hear the matter, and only for equitable relief (such as specific performance or injunctive relief) in accordance with the terms of this Agreement.
(e)    Binding Arbitration.     In the event negotiations between the Parties do not result in resolution of the Dispute(s), the Parties shall submit to binding arbitration conducted pursuant to the American Arbitration Association’s (“AAA”) Commercial Arbitration Rules, including Procedures for Large, Complex Commercial Disputes and the Optional Rules for Emergency Measures of Protection, all as may be amended from time to time (collectively “AAA Rules”), except as otherwise provided herein, and the New Mexico Uniform Arbitration Act, Section 44-7A-1 through Section 4-7A-32with substantive resolution of any Disputes governed by the choice of law provided in Section 9.17(g) of this Agreement, subject to and conditioned by the following:
(i)    Arbitration Notice. To initiate binding arbitration, the demanding Party (the “Claimant”) shall provide a notice of arbitration (the “Arbitration Notice”) to the other Party (the “Respondent”); which shall include: (i) the designation of such Party’s arbitrator; and (ii) a reasonably detailed statement of the facts and theories supporting the Claimant’s claims. The Arbitration Notice shall be provided to the Respondent in accordance with the Notice provisions of Sections 9.7 and 9.17(b).
(ii)    Response to Arbitration Notice. Within thirty (30) calendar days of receipt of the Arbitration Notice (unless otherwise agreed to in writing by the Parties), the Respondent shall provide the Claimant a Response to the Arbitration Notice, which shall include: (i) the designation of such Party’s arbitrator; and (ii) a reasonably detailed statement of the facts and theories supporting the Respondent’s defenses and counter-claims. Neither the Arbitration Notice, nor the Response may seek the joinder of other entities to the arbitration proceeding or otherwise seek to consolidate any arbitration proceedings under this Agreement with any other arbitration or judicial proceedings, unless otherwise agreed by the Parties. The Parties agree that any arbitration shall only be binding as between the Parties.
(iii)    Third Neutral Arbitrator. The two (2) Party arbitrators shall choose the third neutral arbitrator for the arbitration panel. In the event the two (2) Party arbitrators cannot agree on a third neutral arbitrator, the AAA shall select a third neutral arbitrator from its National Roster, who shall be free of any association of any kind with either Party, and whose participation as an arbitrator shall not otherwise constitute a conflict of interest or give rise to an appearance of impropriety.
(iv)    Arbitrator Requirements. All arbitrators shall be competent and professionally experienced in the technical and/or legal matters in dispute in the arbitration. The Parties agree that none of the arbitrators shall be employees, advisors, stockholders, or bondholders of the Parties or any of their affiliates, or any organization affiliated with the Parties’ entities or their affiliates. All arbitrators shall be selected, and shall conduct themselves in accordance with Canon IX of the American Bar Association’s Code of Ethics for Arbitrators in Commercial Disputes, as amended.
(v)    Schedule. Within thirty (30) calendar days after selection of the third neutral arbitrator, the arbitrators shall select a chairperson and hold a conference by telephone with representatives of the Parties to calendar discovery, information or briefing submittal dates, a hearing date, and address such other issues as shall ensure an economical, efficient, and timely resolution of the dispute. The hearing shall be scheduled no more than 180 calendar days after the date of this conference.
(vi)    Interim Exigent Equitable Relief. The arbitration panel shall have authority to issue interim exigent equitable relief prior to any arbitration proceeding, including the authority to direct discovery, and to order specific performance and injunctive relief during the pendency of the Dispute resolution proceedings as provided by and in accordance with the terms and conditions of this Agreement.
(vii)    Discovery. Deposition and written discovery shall be reasonably limited by the arbitrators to achieve economical resolution of the dispute. Except in exceptional circumstances, or by mutual agreement of the Parties, and without restricting the arbitrators’ authority to further limit discovery, one set of not more than thirty (30) interrogatories and one set of not more than twenty (20) document requests, depositions of opposing expert witnesses, and no more than five (5) depositions of non-expert witnesses per Party shall be deemed adequate. The arbitrators shall have the authority to issue orders to effectuate such discovery consistent with the AAA Rules, and where appropriate, the Federal Rules of Civil Procedure.
(viii)    Location. The arbitration shall be conducted at a mutually-agreed-upon location; which shall be any of the following cities: Farmington, New Mexico and Albuquerque, New Mexico. In the event the Parties cannot agree to the location of the arbitration hearing or proceeding, a majority of the arbitral panel shall decide on the location of the arbitration hearing or proceeding; which shall be any of the following cities: Farmington, New Mexico; and Albuquerque, New Mexico.
(ix)    Performance Pending Arbitration Decision. Subject to any orders or preliminary rulings of the arbitration panel or in the event emergency relief is sought, from the Eleventh Judicial District Court for the State of New Mexico, during the pendency of Dispute resolution proceedings as provided for in this Section 9.17, the Parties shall continue to perform all of their respective obligations pursuant to this Agreement except as otherwise provided in Section 8.2 of this Agreement.
(x)    Remedies, Costs, and Fees. The arbitrators shall have authority to enter such remedies as are reasonable and appropriate to remedy any claim under this Agreement, including declaratory, injunctive (preliminary and permanent), specific performance, or other equitable relief, and monetary damages; provided that no Party hereunder shall be entitled to recover any special, consequential, punitive, speculative or indirect damages, which each Party hereby waives. In any arbitration, each Party shall bear its own costs, expenses, and attorneys' fees. The arbitrators do not have authority to award costs, expenses, or attorneys' fees to the prevailing Party. The Party-appointed arbitrators’ fees and expenses shall be paid by the appointing Party. The Parties shall split, and pay, the third neutral arbitrator’s fees and expenses equally.
(xi)    Award and Enforcement. The decision or award of the arbitration panel shall be made by a majority of the panel, and given in writing to the Parties within thirty (30) calendar days after the conclusion of the arbitral hearing or proceeding, the submittal of any post-hearing briefs or other filings that may be requested by the arbitration panel.

(f)    Actions to Compel Arbitration, to Enjoin or Stay Arbitration, for Equitable Relief, for Enforcement of Arbitration Provisions, and for Vacatur or Enforcement of an Arbitral Award.
(i)    Forum. In connection with any Dispute, the Eleventh Judicial District Court of the State of New Mexico, shall have exclusive jurisdiction to compel the Parties’ participation in binding arbitration pursuant to this Agreement, enjoin or stay arbitration, vacate or enforce an arbitral award, hear a Party’s challenge of an arbitral award, and grant any interim exigent equitable relief necessary to maintain the status quo during the pendency of such arbitration proceedings.
(ii)    Limitations on Judicial Review. Either Party’s effort to enforce or vacate an arbitral award shall be limited to the award issued by the arbitration panel, and shall be subject to enforcement or vacatur in the first instance by the Eleventh Judicial District Court of the State of New Mexico, Neither Party shall petition, move, or otherwise request the Eleventh Judicial District Court of the State of State of New Mexico, to conduct a de novo review of the matter in dispute, issues in dispute, evidence presented by the Parties or considered by the arbitration panel, or the remedy/award issued by the arbitration panel. No court may conduct a de novo review of any matter in dispute, any issues, any evidence, or any remedy/award issued by the arbitration panel. Rather, any judicial review of an arbitral award shall be strictly limited in the manner prescribed by the New Mexico Uniform Arbitration Act.
(g)    Choice of Law. Without regard to any choice of law or conflicts of laws principles whether in the context of an arbitral proceeding provided by this Agreement, or as a result of any judicial action to compel arbitration, enjoin or stay arbitration, challenge or vacate an arbitral award, preserve the status quo, or to enforce an arbitral award in accordance with the terms and conditions of this Agreement: (a) the New Mexico Uniform Arbitration Act, NMSA 1978, Section 44-7A-1 through Section 44-7A-32; (b) the AAA’s Rules (except as this Agreement may otherwise provide); and (c) the laws of the State of New Mexico, shall govern the resolution of any dispute(s) between the Parties arising out of, pursuant to, or in connection with this Agreement and any Dispute. Without regard to any choice of law or conflicts of laws principles, the laws of the State of New Mexico shall govern the interpretation of this Agreement.
(h)    Post-Termination/Post-Expiration Application of Dispute Resolution. The dispute resolution provisions, including, without limitation, waivers, arbitrability of Disputes, and availability of remedies as provided in this Agreement, shall survive the termination or expiration of this Agreement until all applicable statutes of limitation run.
(i)    Benefits Run to Seller and Proper Successors and Assigns. The terms and conditions of this Section 9.17, including the waivers and consents expressly and unequivocally provided, inure to Seller and its successors and assigns approved in accordance with this Agreement. The references to “only to Seller” and similar phrases are intended to include successors and assigns approved in accordance with this Agreement.
(j)    Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-person claim of any kind or description, whether in law or in equity, against the Lenders in any way relating to this Agreement or the transactions contemplated hereby in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the U.S. federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). In respect of any action, cause of action, claim, cross-claim or third-person claim described in this Section 9.17(j), each party hereto hereby acknowledges and agrees that any controversy which may arise under this

Agreement or any agreement or arrangement entered into with any Lender is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waivers any right such party may have to a trial by jury is respect of any such litigation.
(k)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
9.18    Notwithstanding any provision of this Agreement, Seller agrees on its behalf and on behalf of the Company and their respective subsidiaries and Affiliates that none of the lenders, agents or arrangers under the financing contemplated by the Financing Letter nor their respective Affiliates, successors or assigns nor any other financing source (collectively, the “Lender Related Parties”) shall have any liability or obligation to Seller or its Affiliates relating to this Agreement or any of the transactions contemplated herein (whether under contract, equity, tort or any other theory of liability). The Lender Related Parties are third party beneficiaries of this Section 9.18 and Section 9.17.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.
BHP Billiton New Mexico Coal, Inc.,
A Delaware corporation

By:    /s/ Patrick Risner
Name: Patrick Risner
Title: President
Westmoreland Coal Company,
A Delaware corporation

By:    /s/ Jennifer S. Grafton
Name: Jennifer S. Grafton
Title: Secretary and Senior Vice President

The exhibits and schedules to this Agreement have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules and exhibits to the United States Securities and Exchange Commission upon request.